Form 20-F
period 2025-09-30
JM Group Ltd
filed 2026-02-10
CIK 2049717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-42999

JM GROUP LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Chun Kwok Stanley Ting

Tel: +852 2770 2712

Email: stanley@justen-marks.com.hk
 Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
ordinary shares $0.0000625 par value per share	JMG	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, the number of ordinary shares issued and outstanding was 16,000,000. As of the date hereof, the issuer had 20,312,500 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the Hong Kong naming convention of last name followed by first name, regardless of whether an individual’s name is Chinese or English. This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “JM Group” are to JM Group Limited, a BVI company;

●	“F-1” are to the Company’s registration statement on Form F-1, as amended (File No. 333-289556) (“F-1”), filed with the SEC, which was declared effective by the SEC on December 9, 2025;

●	“Final Prospectus” are to the final prospectus dated December 9, 2025 relating to the IPO was filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“IPO” are to initial public offering of the Company;

●	“JM Manufacturing HK” are to JM Manufacturing (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability;

●	“Mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“NYSE” are to the New York Stock Exchange;

●	“NYSE American” are to the NYSE American Stock Exchange;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“SEC” or “Commission” are to the U.S. Securities and Exchange Commission;

●	“shares” or “Ordinary Shares” are to the ordinary shares of JM Group Limited, par value $0.0000625 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this Annual Report are to JM Group Limited, a BVI company and its subsidiary, JM Manufacturing (HK) Limited, a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

JM Group does not have any material operations of its own and JM Group is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary JM Manufacturing HK, using Hong Kong dollars, the currency of Hong Kong. JM Group’s reporting currency is Hong Kong dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended September 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7809, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate; Translations of the relevant amount from HKD into US$ as of and for the year ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.8259, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such a rate, or at any other rate.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such changes may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business” starting on page 5 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business model of upfront payment for supplying manufacturers’ raw material costs results in our reliance on credit line, increasing our financing cost and restraining our business scale.

●	Tariffs, trade war and changes in U.S. trade policies have and could continue to significantly reduce the volume of exporting our products into the United States, which may materially reduce our profit margin and our sales in the United States.

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

●	The industries we operate are highly competitive and our inability to compete effectively may materially and adversely impact our business, results of operations and financial condition.

●	Consumer interests change rapidly, and acceptance of our product offerings are influenced by factors outside out control and making it difficult to design and develop innovative products which are and will appeal to the targeted consumers of our customers.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	We made a portion of our sales through a third-party sales agent who also refers to customers to us.

●	We are exposed to credit risk with our customers and have incurred credit loss, which may adversely affect our financial condition, results of operations and cash flow.

●	We have a limited number of major supplying manufacturers within no written supply contracts. A loss of any of these manufacturers could significantly negatively affect our business.

●	We are subject to seasonality.

●	Our business and sales are subject to the business strategies of the brand owners.

●	We cannot assure you that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	We need to comply with the laws and regulations of the jurisdictions of our customers, including without limitation regulations on product safety and quality, failing which we could be subject to investigations and penalties imposed by regulators and could also cause us to lose customers or otherwise harm our business.

●	Product liability claims could affect our sales and results of operations adversely.

●	JM Group’s principal shareholders have substantial influence over JM Group, and their interests may not be aligned with the interests of JM Group’s other shareholders.

●	We may become involved in litigation that may materially adversely affect us.

●	If JM Group becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in JM Group’s stock, especially if such matter cannot be addressed and resolved favorably.

●	Inflation and rising commodity prices could adversely affect our business.

Risks Related to Our Corporate Structure. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” starting on page 19 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	JM Group faces additional risks and uncertainties related to any potential actions resulting from the trading halt of its securities from the NYSE and ongoing investigations conducted by the SEC and NYSE, or any other investigation or action.

●	JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.

●	JM Group’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of JM Group’s Ordinary Shares.

●	If JM Group ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

●	JM Group is an “emerging growth company” within the meaning of the Securities Act, and if JM Group takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare JM Group’s performance with other public companies.

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information— D. Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 21 of this Annual Report.

All of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of JM Manufacturing HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, and may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on JM Group’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

●	There are political risks associated with conducting business in Hong Kong.

●	Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released and became effective by the CSRC The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder JM Group’s ability to continue to offer its Ordinary Shares to investors and could cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Risks Related to Our Ordinary Shares. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Ordinary Shares” starting on page 29 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection.

●	The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to the IPO, business operations, share price and reputation.

●	JM Group’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	JM Group does not intend to pay dividends for the foreseeable future.

●	JM Group may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of JM Group’s Ordinary Shares, and such volatility may subject JM Group to securities litigation.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because JM Group is incorporated under British Virgin Islands law.

●	As a foreign private issuer, JM Group is permitted to, and it will, rely on exemptions from certain NYSE corporate governance practices applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	If JM Group cannot continue to satisfy the continuous listing requirements and other rules of NYSE American, although JM Group is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of JM Group’s securities and your ability to sell them.

●	JM Group’s pre-IPO shareholders will be able to sell their shares after completion of the IPO subject to restrictions under Rule 144.

RISK FACTORS

Risks Related to Our Business

We may not be able to raise additional funds or it may only be available on terms unfavorable to us or our shareholders may result in our inability to fund our working capital requirements and harm our operational results.

We have incurred working capital deficiency and our future viability depends on ability to raise additional funds. In addition, we will need to raise additional funds to fund our operations and implement our growth strategy, or to respond to competitive pressures and/or perceived opportunities. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we experience operating difficulties or other factors, many of which may be beyond our control, cause our revenues or cash flows from operations, if any, to decrease, we may be limited in our ability to spend the capital necessary to complete our development, marketing and growth programs. We require additional financing, in addition to the anticipated cash generated from our operations, to fund our working capital requirements. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our marketing, development, and operational activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Our business model of upfront payment for supplying manufacturers’ raw material costs results in our reliance on credit line, increase our financing cost and restrain our business scale.

We typically make upfront payment for raw materials, which benefits our control over raw material quality and avoids potential delay that supplying manufacturers could have encountered in financing raw materials procurement cost for bulk order. For example, to finance the upfront payment, on July 14, 2017, we entered into a factoring agreement with Standard Chartered Bank (the “SCB Revolving Facility”) to sell account receivables with total limits of HKD28,000,000, under which when we sell account receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to us. We are obliged to bear the default risk of the transferred accounts receivable and are liable for the losses incurred on any business dispute. As of September 30, 2025, we had a balance of factoring arrangements against HKD21,920,779 (US$2,817,255) of accounts receivable, respectively at interest rate arrange of 6.7%-7.3%.  As of September 30, 2024, we had a balance of factoring arrangements against HKD22,675,250 (US$2,907,065) of accounts receivable, respectively at interest rate arrange of 7.3%-8.0%.

High interest rate of the SCB Resolving Facility can deteriorate our net margin and financing costs can put pressure on our available working capital that can be used for our operations. Further, our account receivables are sold at a discount to the lender and we are required to indemnify the lender from any loss, damages, cost, charges, interests or expenses arising from the accountable receivable or the SCB Resolving Facility, which puts further pressure on our cash flow. As of the date of this Annual Report, the unutilized credit under the SCB Resolving Facility is limited, which affects the cash available for us to finance the raw material upfront payment necessary to fulfill new orders from our customers. As a result, our business growth and scale are constrained by the cash available under our credit line.

Tariffs, trade war and changes in U.S. trade policies have and could continue to significantly reduce the volume of exporting our products into the United States, which may materially reduce our profit margin and our sales in the United States.

We sell most of our products to the United States. Since 2017, the U.S. and China have been engaged in a trade dispute that has involved a number of actions against China (including Hong Kong) including the imposition of tariffs on Chinese imports. On February 1, 2025, President Trump issued executive orders imposing a 25% tariff on products imported from Canada and Mexico and a 10% tariff on products imported from China, effective February 4, 2025. An additional 10% increase in the China tariffs became effective March 4, 2025. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 54%. On April 4, 2025, the Chinese government announced that China would impose a 34% tariff on goods imported from the United States. President Trump responded by further imposing an additional 50% tariff on goods imported from China that brings the total additional tariff rate levied on Chinese goods since 2025 to 104%. On April 9, 2025, China retaliated against U.S. tariffs by imposing tariffs of 84% on goods from the United States. On April 9, 2025, President Trump suspended reciprocal tariffs imposed on trade surplus countries for 90 days with exception of China, which faces an additional 41% tariff increase that brings the total additional tariff rate levied on products from China since 2025 to 145% which has made export of our products to the United State impossible. On April 11, 2025, China retaliated against U.S. tariffs by imposing tariffs of 125% on goods from the United States. On May 12, 2025, the United States and China issued a joint statement in Geneva outlining an agreement to de-escalate from the latest rounds of tariff increases. The arrangement reduces tariffs back to the levels of the United States’ April 2 “baseline” and “reciprocal” tariff order and suspends the reciprocal tariff for 90 days to allow for further negotiations. The 10% baseline tariff (and a retaliatory 10% tariff by China) will remain in effect, as will all other active tariffs. China will also lift certain non-tariff retaliation measures announced in early April. The changes enter into effect on May 14, 2025, and the 90-day suspension will last until around August 12, 2025.

As of the date of this Annual Report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

The previous tariffs on products from China, including Hong Kong, have resulted in a material negative impact on our business and results of operations as we had to reduce our sales prices and profit margin to absorb some of the tariffs while still lost some orders, and these new tariffs or any additional actions may potentially have negative impact on our ability to maintain our customer base, and revenue and cost level, which may in turn have negative impact on our business, results of operations and financial condition.

We continue to evaluate the impact of currently effective tariffs as well as other recent changes in foreign trade policy by the U.S. administration on our products. At this time, it is unknown how long U.S. tariffs on Chinese goods will remain in effect or whether additional tariffs will be imposed. Depending upon their duration and implementation, as well as our ability to mitigate their impact, these changes in foreign trade policy and any recently enacted, proposed and future tariffs on products from China, as well as general uncertainty in the tariff environment, will materially and negatively impact our business, results of operations and liquidity if the U.S. and China couldn’t reach a deal to reduce the tariffs from the current level.

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for our products. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	over expansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

The industries we operate are highly competitive and our inability to compete effectively may materially and adversely impact our business, results of operations and financial condition.

The industries we operate highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

●	greater financial resources;

●	larger sales, marketing and product development departments;

●	Integrated manufacturing operations or more competitive manufacturing offerings;

●	stronger brand name recognition and/or well-established owned brands/trademark;

●	broader international sales and marketing infrastructure;

●	longer operating histories; and

●	greater economies of scale, inclusive of purchasing power and leverage of their investments across a range of areas, inclusive but not limited to research, technology, data analytics and strategic sourcing.

In addition, the industries we operate have no significant barriers to entry. Competition is based primarily upon the ability to design and develop new products, adapt to changing consumer behaviors and trends, procure licenses for popular characters and trademarks, leverage manufacturing relationships and operations for low pricing, among other factors. Many of our competitors offer similar products or alternatives to our products, or better pricing or manufacturing offerings than us.

Consumer interests change rapidly, and acceptance of our products offerings are influenced by factors outside out control and making it difficult to design and develop innovative products which are and will appeal to the targeted consumers of our customers.

Our ability to successfully develop new products and product categories tailored to our customers’ brand images and target markets are affected by the interests the targeted customers of our customers, which evolve quickly and can change dramatically from year to year and by geography. To be successful, we must correctly anticipate the types of products which will capture consumers’ interests and imagination, and quickly develop and introduce innovative products which can compete successfully for consumers’ limited time, attention and spending. Although we have extensive experience and expertise in the industries we operate, it is very difficult to predict consumer acceptance with certainty. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of products, technology and entertainment which compete for consumer interest and acceptance, create an environment in which some products, technology and entertainment offerings can fail to achieve consumer acceptance or such consumer acceptance can be rapidly replaced. As a result, our products offerings can have short consumer life cycles with no guarantee of success.

Consumer acceptance of our or our customers’ product offerings is also affected by outside factors, such as critical reviews, promotions, the quality and acceptance of popular media content released into the marketplace at or near the same time, availability of alternative forms of entertainment and leisure activities, general economic conditions and public tastes generally, all of which could change rapidly and most of which are beyond our control.

If we devote time and resources to develop products that consumers do not accept, do not find interesting enough to buy in sufficient quantities to be profitable to our customers, or do not purchase due to the pricing of a product, our customers will reduce or stop order of such products from us. If we cannot timely provide other new products to satisfy our customer needs, our relationship with our customers may be adversely affected and our business, growth, results of operations and financial condition will be materially and adversely affected as well.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few customers. We currently have two major customers: (i) 1616 Holdings, Inc., a major distributor and a wholly-owned subsidiary of the U.S.-based discounted retailer, Five Below (the “1616 Holdings”), with which we have entered into a vendor agreement on August 15, 2023 (and renewed in 2025) under which we are required to comply with standard terms and conditions, including product quality, labeling, manufacturing, legal compliance, and other requirements, updated from time to time by 1616 Holdings, and under which either party may terminate the agreement at will; (ii) Harvest Giant Inc. Limited, a leading textile manufacturing sourcing and procurement company in Hong Kong (the “Harvest Giant”), with which we have no long-term contractual arrangement but rather engage in order-by-order transactions. For the year ended September 30, 2025, sales to 1616 Holdings and Harvest Giant accounted for HKD178,675,524 ($22,963,349), or 66.3%, and HKD64,022,340 ($8,228,141, or 24.8%, of our revenue. For the year ended September 30, 2024, sales to 1616 Holdings and Harvest Giant accounted for HKD151,995,657 ($19,563,623), or 68.7%, and HKD53,878,994 ($6,934,858), or 24.4%, of our revenue. For the year ended September 30, 2023, sales to 1616 Holdings and Harvest Giant accounted for HKD99,190,158 ($12,666,589), or 83.8%, and HKD6,127,139 ($782,436), or 5.1%, of our revenue. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for the products of these customers in the marketplace or the future demand for our products and services by these customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If any of our major customers stop coming to us for customized products, such suspension would materially negatively affect our revenues, results of operations and financial condition.

We made a portion of our sales through a third-party sales agent who also refers to customers to us.

In addition to sales to our corporate customers through our merchandising team, we also conduct indirect sales through one (1) third-party U.S. sales agent, who sells the products we source to US retailers on our behalf. We entered into a written contact with our third-party US sales agent in 2022. Pursuant to this contract, our third-party U.S. sales agent has been authorized to market and sell the products to US retailers on our behalf at the product prices we set for commission, and we shall be responsible for providing the necessary promotional marketing materials. The sales agent receives a commission as a percentage of sales generated under the contract, which are payable every six months. The contract may be terminated at any time by either party. In addition, we have also developed customer base through referral by our (1) third-party US sales agent. We conduct sales to our corporate customers through our merchandising team and sales through our third-party U.S. sales agent.

If we cannot maintain or terminate our relationship with our third-party US sales agent or cannot find new sales agent with similar terms to replace, our business growth, results of operations and financial condition may be adversely affected.

We are exposed to credit risk with our customers and have incurred credit loss, which may adversely affect our financial condition, results of operations and cash flow.

Our customers generally place orders for our products and services using a purchase order and we invoice our customers after they have received the products or services from us. During this procurement process, we become obligated to pay our suppliers for any products or services we procure from them on behalf of our customers regardless of whether our customers ultimately pay us for these products or services. Therefore, we bear the responsibility for the credit risk of our customers. If any of our customers is experiencing or exposed to potential financial distress, facing complex challenges, involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets, such customers may not have sufficient funds to continue operations or to pay for our services. We mitigate this credit risk through procedures that evaluate the creditworthiness of customers prior to accepting a purchase order from them. However, our procedures may not successfully identify all those who ultimately fail to pay us for our products and services and any non-payments may negatively impact our revenues, results of operations, and financial condition.

Our business depends on our ability to collect payments from our customers for the products and services delivered. We generally offer a credit term of 60 days to our customers. Our failure to manage the orders efficiently or collect the receivables could expose us to credit losses on such orders. Selling products to customers that do correlate to actual costs incurred may negatively impact our profitability on such orders and adversely affect the financial results of our business. We make allowance for potentially uncollectible amounts overdue for up to 60 days and delinquent account receivable balances are written off against the allowance for expected credit losses after our management has determined that the likelihood of collection is not probable. As of September 30, 2025 and 2024, we made allowance for expected credit losses in the amount of HKD4,386,979 ($563,814) and HKD18,154,619. Since we generally do not require collateral or other security from our customers, we establish an allowance for expected credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flow could be adversely affected.

We have a limited number of major supplying manufacturers within no written supplying contracts. A loss of any of these manufacturers could significantly negatively affect our business.

We have a limited number of major manufacturers. For the year ended September 30, 2025, three manufacturers accounted for 20.8%, 15.1% and 7.5% of our total purchases, respectively. For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively.

If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products and delay for the deliveries of our products.

We have not entered into written contracts with our major manufacturers for product manufacturing and supply, which in our commercial judgment relieves us from a binding minimum procurement amount requirement associated with written contracts with our manufacturers and gives us more flexibility if we decide to replace any existing manufacturers with new manufacturers that can better suit our business needs. However, other than the foregoing, without formal written contracts, the manufacturers also have more flexibility of terminating business relationship without advance notice.

Risks associated with our manufacturers could adversely affect our business, financial condition and results of operations.

We relied on several major manufacturers that each accounts for more than 10% of our total purchase for the year ended September 30, 2025 and 2024, respectively. We also have manufacturers from jurisdictions other than mainland China, such as Vietnam. the ability of our supplying manufacturers to produce products in a timely and efficient manner may be subject to various factors influencing their performance. For example, political and economic instability, pandemics or other disease outbreaks or natural disasters that our manufacturers may encounter, the availability or cost of raw materials, customs and trade restrictions, transport security, and other factors relating to our manufacturers are beyond our control.

Further, we rely on our manufacturers’ representations of product quality, safety and compliance with applicable laws and standards. If our manufacturers or other vendors violate applicable laws, regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our manufacturers could cause our customers to avoid purchasing those products from us. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our reputation, operations and financial results.

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional export trade restrictions imposed by the PRC government or import trade restrictions imposed by foreign governments, or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers’ operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

We are subject to seasonality.

Our business is subject to seasonal fluctuations. Historically, a significant portion of our net sales and net earnings has been realized during the period from July through August and from November through January. Accordingly, our operating results may vary significantly from quarter to quarter. Our operating results for any quarter are not necessarily indicative of any other results. If for any reason our sales were to be substantially below seasonal norms, our annual revenues and earnings could be materially and adversely affected.

We may not manage our growth effectively. If we fail to manage our growth effectively, our business may be materially and adversely affected.

To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage our merchandising staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and customers.

Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products or in all geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular types of requested products and the location of the customer or delivery of the products. Our operations are highly competitive.

Our competitors include large organizations, such as foreign wholesalers and chain retailers, which offer products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staff and greater brand recognition than we do. Some have lower overhead and other costs.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

Since JM Group cannot exert the same level of influence or control over its independent contractors as it can exert over its own employees, its contractors could fail to comply with its quality assurance policies and procedures, which could result in claims against it that could harm its financial conditions and operating results.

JM Group relies on independent contractors supplied by third parties in the manufacturing sites in mainland China and Vietnam to conduct quality control review on our supplying manufacturers. Accordingly, it is not in a position to directly provide the same direction, motivation and oversight as it would if such contractors were their own employees. While we have established contractual requirements and policy guardrails to govern the actions of the third-party contractors, such contractors could still fail to comply with our policies and procedures.

Extensive foreign, state and local laws regulate JM Group’s business and products. While JM Group has implemented contractual requirements and quality assurance policies and procedures designed to govern our manufacturing partners’ and our third-party contractors’ conduct, and to protect the goodwill and reputation associated with our products, it can be difficult to enforce these policies and procedures because of the contractors’ independent status. Violations by these contractors of applicable law or of our policies and procedures could reflect negatively on JM Group’s products and operations, and harm its business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability for the actions of our contractors. If any of these events occur, the value of an investment in JM Group’s securities could be impaired.

Our business and sales are subject to the business strategies of the brand owners.

For the years ended September 30, 2025 and 2024, all our revenue were attributed to sales to our customers who are brand owners in the United States, Mexico and Hong Kong  . The products are designed, purchased or manufactured at the request of the brand owners, often but not always with our recommendation, inputs or in partnership in the design and development process of the products. In addition, intellectual property rights arising from or associated with the products belong to the brand owners. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reason the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

We cannot assure that our products can meet consumer preferences and needs and will continue to gain market acceptance and secure market share.

We sell and distribute a variety of products to the general public through our customers’ sales network. The general acceptance by consumers of the brands and products designed and provided by us is of vital importance to our success and it hinges on a number of factors such as brand image, product quality and customer loyalty. Our success also depends, to a large extent, on our ability to offer a diversified portfolio of products that can meet the changing consumer preferences and needs. There is no assurance that the existing products designed and provided by us will be able to satisfy changes in consumer preferences and needs.

We may also fail to anticipate, identify or respond to the constant changes in relation to consumer preferences and needs on a timely basis, nor can we assure that we will be able to gain or increase market acceptance and market share for our products.

Consumer preferences and needs for products and brands can change from time to time for various reasons, including negative publicity regarding our products, emergence of competitive products and brands, or a general decrease in demand for the beauty device products distributed and sold us. Any of these events could adversely affect our competitive advantage and market share, which in turn could materially and adversely affect our business, financial condition and results of operation.

We do not retain effective intellectual property rights protection measures.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights or the intellectual rights of our customers or are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce intellectual property rights. We do not have written agreement with any of our supplying manufacturers regarding the protection and allocation of intellectual property rights, except where design and branding of a product belong to our customers, our customers’ written agreements with our manufacturing partners govern. We cannot be certain that our supplying manufacturers do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. If any third-party infringement claims are brought against us or the supplying manufacturing, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits, and may be found liable under vicarious or joint-and-several liabilities. In some cases, we may be required to indemnify or compensate our customers or third parties for all associated costs or losses, become parties to such civil or criminal proceedings and subject to any court or government-ordered sanctions, and lose future purchase orders or contracts with our customers. Any of these results could harm our brand image and have a material adverse effect on our financial condition, cash flow and results of operations as well as our growth.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be subjected from time to time in the future to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

We may face the risk that the products we develop or sell to our customers, or the products manufactured by our supplying manufacturers, may be subject to copyrights or patents of third parties, or that may otherwise incorporate protected intellectual property from third parties. In addition, we may make representations of our right to sell the products and agree to indemnify our customers in the purchase orders and/or customer agreements. If a third-party bring intellectual property infringement claims with respect to merchandise, we sell to our customers, or if we sell unlicensed merchandise to our customers, such merchandise could be required to be removed from the market and be destroyed. As a result, our customers may record loss of revenues and profits, incur costs associated with destruction and removal of such merchandise and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Because of our relationships with our customers and the contractual arrangements, we may be required to indemnify or compensate our customers for all associated costs or losses, become parties to such civil or criminal proceedings and subject to any court or government-ordered sanctions, and lose future purchase orders or contracts with our customers. Any of these results could harm our brand image and have a material adverse effect on our financial condition, cash flow and results of operations as well as our growth.

Further, if we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected. Historically, we have been involved in an intellectual property infringement case bought by Spin-balls LLC, a Florida-based toy developer against us as a co-defendant with respect to certain toy products we manufactured and sold. We agreed not to make, use, market, distribute or sell such products and in 2024, we reached a settlement with the plaintiff. See “Item 4. Information of the Company – B. Business Overview – Legal Proceedings” on page 52.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our customers could be compromised, whether intentionally or unintentionally, by our employees, consultants or manufacturers. A compromise of the security of our information technology systems leading to theft or misuse of our own or our customers’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of customers. The theft or compromise of our or our customers’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and customers may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We plan to have privacy and data security policies in place that are designed to prevent security breaches, and we are looking for resources to assist us to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed, and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business but also could materially decrease our revenue and net income.

We need to comply with the laws and regulations of the jurisdictions of our customers, including without limitation regulations on product safety and quality, failing which we could be subject to investigations and penalties imposed by regulators and could also cause us to lose customers or harm our business.

In connection with our sales to the jurisdictions where our customers are located, we could be subject to complying with the applicable laws and regulations of foreign jurisdictions.

In the United States, for example, our products are subject to extensive and complex federal, state and local laws and regulations, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission (“CPSC”), which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. In addition, for certain types of products we develop or sell, such as products involving low radio frequency emissions which are regulated by equipment authorization requirements of the Federal Communication Commission, there may be additional sector or product-specific government regulations in the United States and elsewhere. Depending on the destination of our products, we may also be subject to product safety and consumer protection statutes in other international markets. While our products’ design, manufacturing, labeling, packaging, and shipping are subject to quality assurance processes engaged by us and our customers, and we adhere to compliance with the requirements requested by our customers, we cannot assure you that defects in our products will not be alleged or found.

If we are subject to any regulatory investigations or if any governmental penalties or sanctions are imposed, or if we do not prevail in any possible proceedings, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Product liability claims could affect our sales and results of operations adversely.

We may be subject to product liability claims from our customers or consumers. In many cases, we have contractually agreed to representations that our products comply with applicable product safety laws and agreed to indemnify our customers for any potential breach of contractual obligation or violations of laws and regulations. We generally request contractual guarantee from our manufacturing partners to take full responsibility for any chargebacks and loss derived from customer complaints. We have also secured general liability and product liability insurance. If our manufacturing partners do not honor their contractual obligations, we may seek recourse by litigations or arbitrations against our manufacturing partners that may be time-consuming, expensive, or unsuccessful. If we are unsuccessful to seek recourse from our manufacturing partners, if we do not have adequate insurance available or if such contractually guarantee is not enforceable under the relevant jurisdictions, such claims could have a material adverse effect on our business, financial condition and results of operations. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. Furthermore, if the products are recalled or required to be destroyed, the associated costs may have significant impact on our business, financial condition and results of operations.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

JM Group’s principal shareholders have substantial influence over JM Group and their interests may not be aligned with the interests of JM Group’s other shareholders.

Mr. Ting is currently the beneficial owner of 8,160,000 Ordinary Shares or 40.2% of JM Group’s outstanding Ordinary Shares. Mr. Ting will be able to exert significant voting influence over JM Group’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of JM Group’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by JM Group’s other shareholders, including those who purchased Ordinary Shares in JM Group’s initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of JM Group, which could deprive JM Group’s shareholders of an opportunity to receive a premium for their shares as part of a sale of JM Group and might reduce the price of JM Group’s Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We may become involved in litigation that may materially adversely affect us.

From time to time, we or members of our board, officers, executives or employees, may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, causing us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their share or stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

We face additional risks and uncertainties related to any potential actions resulting from the trading halt of its securities from the NYSE and ongoing investigations conducted by the SEC and NYSE, or any other investigation or action.

On January 14, 2026, the SEC ordered the 10-day suspension in the trading of our securities because of potential manipulation in our securities. The NYSE imposed a trading halt following the SEC. The Company has received investigation inquiries from the SEC and NYSE respectively and is currently responding to the investigations.

As of the date hereof, although the SEC suspension has expired, the trading of our securities remain subject to the trading halt imposed by the NYSE. At this time, we are unable to predict the outcome of the investigation inquiries from the SEC and NYSE or any other actions the SEC or NYSE may take in connection therewith. Furthermore, the Company’s reputation may be negatively impacted. As a result, the potential impact to the Company’s business, if any, cannot be determined.

The determination to lift a trading halt is subject to NYSE’s discretionary review. A prolonged trading halt could materially and adversely affect investor confidence, market perception of the Company, and the liquidity of our ordinary shares.

Companies whose securities have experienced trading halts or other significant trading disruptions may be subject to an increased risk of securities class action litigation. Although no assurance can be given that any such claims will be brought against us, the defense or resolution of actual or potential litigation could result in substantial legal expenses, increased insurance costs, diversion of management’s time and attention, and reputational harm, regardless of the ultimate outcome of any such proceedings.

The lack of liquidity in our Ordinary Shares could adversely affect investors’ ability to buy or sell our shares and may result in significant price volatility or losses.

As of the date of this annual report, trading of our Ordinary Shares remains subject to a trading halt and, as a result, our Ordinary Shares lack liquidity. The absence of an active trading market limits investors’ ability to buy or sell our Ordinary Shares and may prevent investors from realizing the value of their investment. In addition, the lack of observable market pricing for our Ordinary Shares may complicate valuations, discourage potential investors or counterparties, and increase the risk of dilution in any future equity-linked transaction.

Even if trading were to resume in the future, there can be no assurance that an active, orderly, or sustained trading market for our Ordinary Shares would develop or be maintained. The trading halt may result in increased price volatility, wide bid-ask spreads, or significant fluctuations in trading prices unrelated to our operating performance or financial condition.

If our Ordinary Shares remain illiquid for a prolonged period, or if liquidity does not meaningfully improve following any resumption of trading, investors may be unable to realize the value of their investment and may suffer substantial losses.

The trading halt may reduce the attractiveness of our securities to future investors.

The trading halt, as well as any negative perceptions associated with it, may reduce investor interest in our Ordinary Shares. As a result, even if trading in our Ordinary Shares resumes, we may experience increased difficulty in raising additional capital on favorable terms, or at all. Limited access to capital markets could constrain our ability to fund operations, pursue strategic initiatives, or respond to changing market conditions, which could materially and adversely affect our business, financial condition, and prospects.

Even if trading in our Ordinary Shares resumes, we may not be able to satisfy NYSE’s continued listing requirements, or be delisted from NYSE American due to public interest concerns.

Even if trading in our Ordinary Shares resumes, there can be no assurance that we will continue to meet all applicable NYSE continued listing standards. The trading halt itself, as well as market conditions or market reaction following any resumption of trading, may adversely affect our ability to comply with NYSE requirements, including those relating to minimum bid price, market value of publicly held shares, market value of listed securities, or other qualitative or quantitative criteria. Failure to regain or maintain compliance with these standards could result in additional compliance actions, further trading restrictions, delisting of our Ordinary Shares from NYSE American, or a significant decrease/fluctuation in share price.

In addition, under NYSE American Rule 1002, NYSE has broad discretionary authority to terminate the listing of securities, subject to a timely-requested hearing, if it determines that continued listing is not in the public interest, even if the issuer is in compliance with NYSE’s enumerated listing criteria. Even if trading in our Ordinary Shares resumes, if NYSE determines that our continued listing is not in the public interest, NYSE may issue a determination letter to delist our Ordinary Shares pursuant to its discretionary authority. In that event, even if we were to timely request a hearing with respect to NYSE’s determination to delist our Ordinary Shares, NYSE may still impose an immediate halt on the trading of our Ordinary Shares pursuant to NYSE American Rule 1203 pending the outcome of such hearing.

If JM Group becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in JM Group’s stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. For example, on September 5, 2025, the SEC announced the formation of the Cross-Border Task Force within the Division of Enforcement, focusing on investigating and taking enforcement actions against transnational fraud and market manipulation activities.  Much of the scrutiny, criticism and negative publicity has centered around extreme market price volatility, financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on JM Group, its business and its stock price. Although substantially all of our operations are based in Hong Kong and none of our customers are based in mainland China, if JM Group becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from growing our business.

If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

Our growth has been heavily dependent on the services provided by our management team. They manage our business operation, develop and execute our business strategies and manage the relationship with our key product manufacturers and corporate customers. Therefore, our future success relies on our ability to retain the services of these key management personnel. If any of these key personnel are unable or unwilling to continue to provide services to us, and we are unable to find suitable replacements, we may not be able to continue our operations effectively and efficiently, and our business and financial conditions could be adversely affected.

Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the customers they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our customers generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such customers may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or customer, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is uncertainty over the global economic condition such as the trade war between the United States and China and the lasting impact of the Covid-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Inflation and rising commodity prices could adversely affect our business.

Our financial performance could be adversely impacted by inflation, as some of our customers, particularly those in the discounted retail sector, are particularly sensitively to pricing pressure due to their market positions, pricing strategies, or consumer base. Inflationary pressures on the products our customers sell could impact our customers’ net sales and earnings, thereby increasing pressures over our customers’ product demands, pricing strategies, order and inventory targets. During 2022 and 2023, many of our customers experienced levels of inflation that are higher than experienced in recent years, resulting in part from various supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain, monetary policy actions, and other disruptions caused by the uncertain economic environment. As a result, many of our customers have sought to lower their costs of goods by reducing orders and inventories and negotiating for lower product development or manufacturing costs. We are unable to predict how long the current inflationary environment will continue or the impact of inflationary trends on consumer behavior and our sales and profitability in the future. Changes in commodity prices could also negatively impact our sales and earnings if our competitors react more aggressively.

Risks Related to Our Corporate Structure

JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.

JM Group is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to JM Group’s shareholders and service any debt it may incur. If any of JM Group’s subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to JM Group.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10. Additional Information — E. Taxation — Hong Kong Profits Taxation” on page 101 of this Annual Report. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. However, if the PRC government, in the future, imposes any restriction or limitation on transfer of cash or assets out of Hong Kong, the ability of JM Group’s Hong Kong subsidiary to pay dividends or make other distributions to JM Group could be limited, which could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to JM Group’s business, pay dividends, or otherwise fund and conduct its business.

JM Group’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of JM Group’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, JM Group was a private company with limited accounting personnel and other resources for addressing JM Group’s internal control over financial reporting. JM Group’s management has not completed an assessment of the effectiveness of JM Group’s internal control over financial reporting, and its independent registered public accounting firm has not conducted an audit of JM Group’s internal control over financial reporting. However, in connection with the audits of JM Group’s consolidated financial statements as of September 30, 2025 and 2024, JM Group and its independent registered public accounting firm identified material weaknesses in JM Group’s internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of JM Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; and ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

JM Group intends to implement measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

JM Group will be subject to the requirement that it maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, JM Group’s business, financial condition, results of operations and prospects, as well as the market for and trading price of JM Group’s Ordinary Shares, may be materially and adversely affected if JM Group does not have effective internal controls. Before the IPO, JM Group was a private company with limited resources. As a result, JM Group may not discover any problems in a timely manner and current and potential shareholders could lose confidence in JM Group’s financial reporting, which would harm JM Group’s business and the trading price of JM Group’s Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing JM Group’s Ordinary Shares and may make it more difficult for JM Group to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If JM Group identifies such issues or if JM Group is unable to produce accurate and timely financial statements, its stock price may decline and it may be unable to maintain compliance with the listing rules of NYSE American.

If JM Group ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, JM Group will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and JM Group’s officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, JM Group will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. While JM Group currently qualifies as a foreign private issuer, JM Group may cease to qualify as a foreign private issuer in the future.

JM Group is an “emerging growth company” within the meaning of the Securities Act, and if JM Group takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare JM Group’s performance with other public companies.

JM Group is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. JM Group has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, JM Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of JM Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used. If some investors find JM Group’s Ordinary Shares less attractive as a result, there may be a less active trading market for JM Group’s Ordinary Shares and JM Group’s share price may be more volatile.

JM Group will incur increased costs as a result of being a public company, particularly after JM Group ceases to qualify as an “emerging growth company.”

As a public company, JM Group will incur significant legal, accounting and other expenses that JM Group did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. JM Group is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of JM Group’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which JM Group has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases JM Group’s legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After JM Group is no longer an “emerging growth company,” or until five years following the completion of JM Group’s initial public offering, whichever is earlier, JM Group expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, JM Group has been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. JM Group has incurred additional costs in obtaining director and officer liability insurance. In addition, JM Group incurs additional costs associated with its public company reporting requirements. It may also be more difficult for JM Group to find qualified persons to serve on its board of directors or as executive officers. JM Group is currently evaluating and monitoring developments with respect to these rules and regulations, and JM Group cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Hong Kong

All of JM Manufacturing HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, and may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on JM Group’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

Our corporate structure may involve unique risks to investors. We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended September 30, 2025 and 2024, we generated all our revenues from Hong Kong. As of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiary’s clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China may change from time to time and with little or no advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Although we do not operate our business in mainland China, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and due to long arm provisions under the current laws and regulations of mainland China, it is also highly uncertain the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between JM Group, the ultimate holding company, and JM Manufacturing HK, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from JM Manufacturing HK. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and such measures could materially decrease the value of JM Group’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. Additionally, governmental and regulatory interference could significantly limit or completely hinder JM Group’s ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered in this Annual Report, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including JM Group, and the market price of JM Group’s Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list JM Group’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that JM Group will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Although we do not operate our business in mainland China, we are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council.  On September 30, 2024, the State Council released the Regulations on the Management of Network Data Security, or the “Network Data Regulation”, which came into effect on January 1, 2025. The Network Data Regulation serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It further clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers.

Currently we do not expect the Review Measures to have an impact on the business and operations of JM Group’s Hong Kong subsidiary, JM Manufacturing HK, or the IPO, because (i) JM Manufacturing HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this Annual Report, JM Manufacturing HK has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this Annual Report, JM Manufacturing HK has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the IPO. Based on the foregoing, as of the date of this Annual Report, we believe JM Manufacturing HK is not required to pass the cybersecurity review of the CAC in order to list JM Group’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before JM Group’s listing that would require us to go through a cybersecurity review for the IPO, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in JM Group’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, JM Manufacturing HK located outside mainland China; (ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens nor have their residence located inside mainland China, we believe that, it is unlikely that we meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are currently required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC before JM Group’s Ordinary Shares can be listed in the U.S. However, as the Overseas Listing Trial Measures were newly promulgated and CSRC has the final interpretation right of the Overseas Listing Trail Measures, there exists substantial uncertainty that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions. If we are required to complete the filing procedures with the CSRC in connection with the IPO, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing could impact our operations materially and adversely, subject us to order to rectify, warnings and fines, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As of the date of this Annual Report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC, or other governmental authorities of mainland China to operate our business or to list JM Group’s securities on the U.S. exchanges and to issue securities to foreign investors, nor have we been denied of any permissions or approvals from the authorities of mainland China. Furthermore, we believe that, as of the date of this Annual Report, JM Group is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and JM Group’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Although we do not operate our business in mainland China, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Considering long arm provisions under the current laws and regulations of mainland China, it is also highly uncertain what potential impact such modified or new laws and regulations will have on JM Manufacturing HK’s daily business operations, JM Group’s ability to accept foreign investments and the listing of JM Group’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like JM Group, it may result in a material change in our operations and/or the value of the securities JM Group is registering for sale or could significantly limit or completely hinder JM Group’s ability to continue to offer securities to investors and cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released and became effective by the CSRC The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder JM Group’s ability to continue to offer its Ordinary Shares to investors and could cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the IPO. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. We did not seek such approval or complete such procedure for our IPO. There is the possibility that we inadvertently concluded that such approval or procedure was not required or that we may not be able to obtain or maintain such approval, complete such procedure. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder JM Group’s ability to continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in Hong Kong.

Our principal business operation is conducted in Hong Kong. The Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding, which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (the “SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, as well as section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent such may be sought by U.S. regulators. In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in Hong Kong, U.S. regulators may not be able to carry out such investigation or evidence collection directly in Hong Kong. The inability for US regulators to directly conduct investigations or evidence collection activities in Hong Kong may increase difficulties faced by you in protecting your interests.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against JM Group or its management named in the Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of JM Group’s directors and officers are Hong Kong residents and a substantial portion of their assets are located in Hong Kong. As such, you may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against JM Group or its management named in the Annual Report. While as judgments entered in the United States can be enforced in Hong Kong under common law, if you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Ordinary Shares

If an active trading market does not develop, you may not be able to resell JM Group’s Ordinary Shares at or above the price you paid, or at all.

JM Group’s Ordinary Shares is listed on NYSE American under the symbol “JMG”. If an active trading market for JM Group’s Ordinary Shares does not develop after the IPO, the market price and liquidity of JM Group’s Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the IPO at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in JM Group’s securities may be prohibited under the HFCA Act if the SEC subsequently determines JM Group’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges may determine to delist JM Group’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, JM Group’s auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. JM Group’s U.S. auditor is subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that JM Group’s auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. JM Group will be required to comply with these rules if the SEC identifies JM Group as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, JM Group’s securities may be prohibited from trading on U.S. stock exchanges if JM Group’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in JM Group’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. JM Group’s auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in JM Group’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities. Delisting of JM Group’s Ordinary Shares would force holders of JM Group’s Ordinary Shares to sell their Ordinary Shares. The market price of JM Group’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to the IPO, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on JM Group, its offering, business and share price. If JM Group becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend JM Group. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

JM Group’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

JM Group’s Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing JM Group’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that JM Group is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if JM Group came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as JM Group or purchase or recommend the purchase of JM Group’s shares until such time as JM Group became more seasoned. As a consequence, there may be periods of several days or more when trading activity in JM Group’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for JM Group’s Ordinary Shares may not develop or be sustained.

The initial public offering price for JM Group’s Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for JM Group’s Ordinary Shares may vary from the market price of its Ordinary Shares following our initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase JM Group’s Ordinary Shares in JM Group’s initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of JM Group’s Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for JM Group’s Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections JM Group may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in JM Group’s quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by JM Group or its competitors of acquisitions, strategic business relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of JM Group’s Ordinary Shares.

JM Group does not intend to pay dividends for the foreseeable future.

JM Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to JM Group’s dividend policy will be made at the discretion of JM Group’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

On October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 ($113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 ($1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 ($115) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 ($1,149,308) to the shareholder on October 31, 2022. Other than the foregoing, JM Manufacturing HK has no plan to declare or pay any further cash dividends on our capital shares.

If JM Group determines to pay dividends on any of JM Group’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary, JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group.

If securities or industry analysts do not publish research or reports about JM Group’s business, or if they publish a negative report regarding JM Group’s Ordinary Shares, the price of JM Group’s Ordinary Shares and trading volume could decline.

The trading market for JM Group’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about JM Group or its business. We do not have any control over these analysts. If one or more of the analysts who cover JM Group downgrade JM Group, the price of JM Group’s Ordinary Shares would likely decline. If one or more of these analysts cease coverage of JM Group or fail to regularly publish reports on JM Group, JM Group could lose visibility in the financial markets, which could cause the price of JM Group’s Ordinary Shares and the trading volume to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because JM Group is incorporated under British Virgin Islands law.

JM Group is a company incorporated under the laws of the British Virgin Islands. JM Group’s corporate affairs are governed by its amended and restated memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against JM Group’s directors, actions by its minority shareholders and the fiduciary duties of JM Group’s directors to it under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of JM Group’s shareholders and the fiduciary duties of its directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where JM Group was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. JM Group is permitted to rely on home country practice with respect to its corporate governance. Although JM Group currently does not intend to rely on home country practice immediately after the initial public offering, it may elect to rely on home country practice in the future. If JM Group chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “— Risks Related to JM Group’s Ordinary Shares — As a foreign private issuer, JM Group is permitted to, and it will, rely on exemptions from certain NYSE corporate governance practices applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.” on page 34 of this Annual Report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by JM Group’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, JM Group is permitted to, and it will, rely on exemptions from certain NYSE corporate governance practices applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

As a foreign private issuer, JM Group is permitted to take advantage of certain provisions in the NYSE American Company Guide that allow JM Group to follow its home country law for certain governance matters. Certain corporate governance practices in its home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, JM Group does not plan to rely on any home country practices with respect to its corporate governance. Under the NYSE American Company Guide, it may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that it discloses the requirements that JM Group is not following and describe the home country practices it is following. However, if JM Group choose to follow home country practices in the future, its shareholders may be afforded less protection than they would otherwise enjoy under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers.

If JM Group cannot continue to satisfy the continuous listing requirements and other rules of NYSE American, although JM Group is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of JM Group’s securities and your ability to sell them.

In addition, as a public company, in order to maintain JM Group’s listing on NYSE American, JM Group is required to comply with certain rules of NYSE American, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if JM Group initially meets the listing requirements and other applicable rules of NYSE American, it may not be able to continue to satisfy these requirements and applicable rules. If JM Group is unable to satisfy NYSE American’s criteria for maintaining our listing, its securities could be subject to delisting.

If NYSE delists JM Group’s securities from trading, JM Group could face significant consequences, including:

●	a limited availability for market quotations for JM Group’s securities;

●	reduced liquidity with respect to JM Group’s securities;

●	a determination that JM Group’s Ordinary Shares are a “penny stock,” which will require brokers trading in JM Group’s Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for JM Group’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of JM Group’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that JM Group files with the SEC and provide to its shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although JM Group’s Ordinary Shares offered by in the IPO are denominated in United States dollars, JM Group will need to convert the net proceeds it receives into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds JM Group will have available for our business.

JM Group has broad discretion in the use of the net proceeds from the IPO and may not use them effectively.

JM Group’s management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds -- Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine JM Group’s use of the net proceeds from the IPO, their ultimate use may vary substantially from their currently intended use. The failure by JM Group’s management to apply these funds effectively could harm our business.

JM Group’s pre-IPO shareholders will be able to sell their shares after completion of the IPO subject to restrictions under Rule 144.

JM Group’s pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of the IPO. Because these shareholders have paid a lower price per Ordinary Share than participants in the IPO, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

There can be no assurance that JM Group will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of JM Group’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on JM Group’s current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the IPO), JM Group does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether JM Group is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of JM Group’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with JM Group’s conclusion or that the IRS would not successfully challenge JM Group’s position. Fluctuations in the market price of JM Group’s Ordinary Shares may cause JM Group to become a PFIC for the current or subsequent taxable years because the value of JM Group’s assets for the purpose of the asset test may be determined by reference to the market price of JM Group’s Ordinary Shares. The composition of JM Group’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in the IPO. If JM Group were to be or become a PFIC for any taxable year during which a U.S. Holder holds JM Group’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to JM Group and the consequences to U.S. taxpayers if JM Group were or are determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company.” beginning on page 99 of this Annual Report.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

JM Manufacturing HK was incorporated under the law of Hong Kong on June 17, 2016, and our Chairman and Chief Executive Officer, Mr. Ting is the founder. In order to prepare for the IPO, a series of restructure actions have been taken. On May 27, 2024, JM Group was incorporated under the laws of BVI with the sole purpose of being the holding company of JM Manufacturing HK. Upon incorporation, JM Group, JM Manufacturing HK, Mr. Ting and JM Manufacturing HK Minority Shareholders, entered the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, JM Group issued a total of 1,000 ordinary shares to Mr. Ting and the JM Manufacturing HK Minority Shareholders allocated on pro rata basis in proportion to their respective holding of JM Manufacturing HK shares at $1.00 per share in exchange for their transfer of the issued and outstanding 10,000 ordinary shares of JM Manufacturing HK, representing 100% of the issued and outstanding shares of JM Manufacturing HK. As a result, JM Group becomes the holding company of JM Manufacturing HK.

On July 24, 2025, JM Group filed a certificate of amendment to our memorandum and articles of association with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary hares, par value of $1.00 per share, to 800,000,000 ordinary shares, par value of $0.0000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 16000-for-1.

On December 11, 2025, JM Group consummated the IPO of 3,750,000 ordinary shares, par value $0.0000625 per share (each an “Ordinary Share”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-289556) (“F-1”), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on December 9, 2025. A final prospectus dated December 9, 2025 (the “Final Prospectus”) relating to the IPO was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The IPO was priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Company has also granted the underwriters a 45-day option to purchase up to an additional 562,500 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on the NYSE American on December 9, 2025 and commenced trading under the symbol “JMG” on December 10, 2025.

On December 17, 2025, upon the underwriters’ exercise of the Over-Allotment Option, the Company sold 562,500 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $17,250,000 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report:

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

JM Group is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on JM Group’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., JM Group, directly holds 100% of shares of JM Manufacturing HK, JM Group’s Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from JM Group, the holding company incorporated in the British Virgin Islands to JM Manufacturing HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by JM Manufacturing HK to JM Group. JM Manufacturing HK is permitted under the laws of Hong Kong to provide funding to JM Group through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If JM Group intends to distribute dividends to its shareholders, it will depend on payment of dividends from JM Manufacturing HK to JM Group in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by JM Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If JM Manufacturing HK incurs debt on its own in the future, the instruments governing such debt may restrict JM Manufacturing HK’s ability to pay dividends, make distribution or transfer funds to JM Group. Subject to the BVI Act and our amended and restated memorandum and articles of association, JM Group’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of JM Group’s assets will exceed its liabilities and JM Group will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this Annual Report, JM Manufacturing HK has distributed dividends as follows: on October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 (US$113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 (US$1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 (US$115) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 (US$1,149,308) to the shareholder on October 31, 2022. If JM Group determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, JM Group will be dependent on receipt of funds from JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group’s Hong Kong subsidiary, JM Manufacturing HK.

Within our direct holding structure, the cross-border transfer of funds within our corporate Company is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities can be directly transferred to each of the subsidiaries via capital contribution or shareholder loans.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from JM Group to either of its subsidiaries or from either of its subsidiaries to JM Group and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” on page 93 and “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure – JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.” on page 19 for more information.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same reporting requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

JM Group’s principal executive offices are located at Unit 812, 8/F, Harbour Centre Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong, and its telephone number is +852 2770 2712. JM Group’s registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JM Group maintains a website at https://www.jmgroup-hk.com/.

B. Business Overview

Business Overview

We are a Hong Kong-headquartered sourcing solutions provider. Aimed to promote better lifestyle choices for consumers, we globally source and wholesale a wide array of products that can be broadly classified into eight (8) major categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) home and tools, (v) school, office and art supplies, including art and craft, (vi) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) pet products, including pet toys, accessories and decorative goods with pet elements.

In support of our sourcing and trading business, we are committed to offering value-added services to our customers throughout the entire cycle of product creation, development, production and delivery, such as market and industry research, trend analysis, product and packaging design, and quality control and management:

Idea Creation	From the start, we actively collaborate with our customers in the idea creation stage of product development. Our research and development team periodically performs market and industry research to proactively plan and pitch new product ideas to our customers, or advise our customers on lates product and market trends and to assist in the creation of new product ideas.
Product Design and Development	Once product ideas are created, we work closely with our customers and manufacturers to turn ideas into realities. Our merchandizing team works closely with the manufacturers in the design and manufacturing of prototypes, regularly communicates with customers in the refinements of product design, testing of product functions, design of packaging and labelling, and implementation of production guidelines and requirements. We also assist our customers in the planning of sales and marketing of their products.

Product Manufacturing	Once products are ready to move into the production stage, we help select manufacturer and negotiate purchase orders with the manufacturer, provide product specification, quality, cost, capacity, delivery schedule to the manufacturer for production, and undertake quality control and assurance role for our customers.

Our customers range from retailers, distributors to wholesalers across regions, including Australia, Hong Kong, Mexico and the United States. Our suppliers are primarily manufacturers producing the products either based on the product design we produce and approved by our customers or based on the design of our customers. Our supplying manufacturers are primarily located in China.

Competitive Strengths

Value-added services enable product personalization and customization

The ethos of “Customer first” guides the operations of the whole company from the senior management to assistant merchandiser. Leveraging its knowledge of our customers’ businesses and industry trends, and close working relationships with our customer buyers and supplying manufacturers, our merchandise team are in charge of serving customers and are committed to deliver superior and responsive services to our customers.

Apart from traditional product sourcing and trading, we offer value-added services such as conducting market research on product trend, design, packaging, industry outlook and procurement, advising customers on product and packaging design and features, and implementing quality control procedures.

Our internal research and development team compiles market and industry trend analysis and communicates with our merchandising team to share such information with our customers to decide product selection. Additionally, we have the capacity to develop 3D product models or prototypes and present the functionality and design of our designed products to our customers. Such value-added services enable us to personalize and customize the special requests of our customers and help our customers to meet their customers’ demands.

Advanced quality assurance and control

We have established an internal quality assurance and control system to supervise the quality, safety and reliability of the product and packaging design and features. We have flexibility to modify the procedures to meet the needs of our customers while we continue to maintain the level of quality control. We believe that such in-house quality assurance and control procedures facilitate the logistics and delivery of our products.

Furthermore, we have also set up a production management system to monitor the production of our supplying manufacturers and aim to ensure that the products meet our customers’ quality and safety requirements. As our major supplying manufacturers are based in China, our quality control team and/or third-party quality control contractors conduct onsite inspections and personnel training to aim to ensure that the supplying manufacturers adhere to our standard and procedures.

Strong relationship with supplying manufacturers supporting on-time delivery and favorable production cost

Through years of operations and our expertise in sourcing and trading in our product series specifically seasonal décor and party supplies and toys and games, we have acquainted with the qualifications and credibility of our supplying manufacturers in the respective industries and have developed long-term relationship with those manufacturers who meet the production and safety standard of our customers. Such relationship enables us to negotiate for production and delivery priorities and production discounts.

To facilitate bulk-order production cycle and process of our supplying manufacturers, we make upfront payment for raw materials so that our supplying manufacturers enable to timely procure quality raw materials as requested by our customers.

Market Overview

The majority of our revenue is driven by home and tools, seasonal décor and party supplies, sports and outdoors, and toys and games for the years ended September 30, 2024 and 2025. Our analysis and discussion focused on the current and future development of these sectors.

Home and tools sector

Home and tools sector primarily includes home décor for residential, commercial and hospitality consumers. The discussion below focuses on the home décor market which comprise home furniture, home textiles, flooring, wall décor and lighting.

1.	Global home and tools sector

Based on “Home Décor Market Report by Product Type (Home Furniture, Home Textiles, Flooring, Wall Décor, Lighting and Others), Distribution Channel (Home Décor Stores, Supermarkets and Hypermarkets, Online Stores, and Others) and Region 2024-2032” (“Home Décor Market Report”) published by IMARC Group in 2024, global home décor market size generated US$749.0 billion in 2023 and is estimated to produce US$1,087.5 billion by 2032 at a CAGR of 4.1% from 2024 through 2032. According to the report of “Home-décor Market Research Report Information By Product Type By Application By Region Forecasts till 2032” released by Market Research Future in November 2024, the market size of the worldwide home décor sector in 2023 was US$619.8 billion and is estimated to surge to US$882.1 billion by 2032 at a CAGR of 4.0% from 2024 through 2032. Both researchers predicted that the market size of the home décor market in Asia Pacific will climb significantly by 2032 due to an expected increase in the income levels of individuals and the number of middle-class households.

2.	U.S. home and tools sector

According to its Home Décor Market Report, IMAC Group assessed that North America region primarily the United States continues to dominate the global market of home décor due to a higher portion of middle-class and affluent households in the U.S. who pursue comfortable living condition. In its report “United States Home Décor Market Report and Forecast 2024-2032” released in 2024, Expert Market Research analyzed that the US home décor market produced US$180.62 billion in 2023 and is projected to give rise to US$273.85 billion by 2032 at a CAGR of 4.6% from 2024 through 2032.

3.	Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the home and tools sector:

●	Consumers are more health conscious and prefer to home décor products made of less harmful chemical materials such as eco-friendly paints, bamboo, organic cotton and natural lighting. Home décor products designed with ergonomics is gaining popularity.

●	Smart technology enables the integration of energy efficiency, eco-friendly materials, personalizable and customizable design, security features to home decoration products.

●	e-Commerce portals allow customer to gain access to a wide range of user evaluations and reviews, detailed product description and customizable interior design.

●	Social media platforms become instrumental for customers to showcase their purchase, design and ideas which impact consumer’s choice and perception of design, quality and trend of home decoration.

4.	Key Market Restraints

We believe the following are major factors that restrain the development of the home and tools sector in the near future:

●	Customers tend to reduce their budgets on home décor products during the period of economic uncertainty.

●	While market participants try to meet the increasing demand for home décor products made of eco-friendly materials, they are required to adhere to the relevant stringent safety and environmental regulations which ultimately increases the cost of manufacturing.

Seasonal décor and party supplies sector

In terms of product type, Market. US, in its report “Global Party Supplies Market Report By Product Type (Balloons, Tableware/Disposable Supplies, Banners & Decorations, Pinatas & Games, Invitations, Party Favors, Candles & Cake Toppers), By Material, By Application, By Distribution Channel, By Region and Companies — Industry segment Outlook, Market Assessment, Competition Scenario, Trends and Forecast 2024-2033” (“Global Party Supplies Market Report”) published in November 2024, identified that party supplies include products and materials used for decorations for weddings, birthdays, corporate events and many other celebrations. Product type of party supplies consists of balloons, banners, themed decorations, invitations, tableware and disposable items.

1.	Global seasonal décor and party supplies market

In its publication of “Party Supplies Market Size by 2032 by Types (Banner, Games, Balloon, Pinatas, Others), By Application Covered (Commercial Use, Residential Use) and Regional Forecast to 2032” (Party Supplies Market Size by 2032”) released in January 2024, Global Growth Insights reported that the worldwide party supplies market size was US$19.83 billion 2023 and is estimated to generate approximately US$21.14 billion and US$24.02 billion in 2024 and 2032, respectively, representing a CAGR of 6.61% during the forecast period.

Market. US in its report “Global Party Supplies Market Report” analyzed that the worldwide party supplies market size is projected to grow from US$13.5 billion in 2023 to US$30.8 billion in 2033 at a CAGR of 8.6% during the forecast period from 2024 to 2033. Among various type of party supplies products, balloons and paper-based materials represented 33% and 35.5%, of the global party supplies market, respectively, in 2023. Residential customers accounted for and brick-and-mortar held 55% and 35.5%, of the entire party supplies market, respectively, in 2023.

2.	U.S. seasonal décor and party supplies market

According to Party Supplies Market Size by 2032, Global Growth Insights indicated that North America especially the U.S. remains the strongest party supplies market globally due to its strong culture of celebrations for birthdays, holidays, weddings and other special occasions. Cognitive Market Research identified in its publication “North America Party Supplies Market Report 2024” issued in September 2024 that the U.S. market share of party supplies industry is approximately US$3.9 billion in 2024 and is forecasted to rise at a growth rate of 7.7% from 2024 to 2031. According to Market.US, such leading position and growth is driven by the high per capita income and disposable income in the United States.

3.	Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the seasonal décor and party supplies sector:

●	Desire for personalization, unique design and customization in celebration events is higher.

●	Environmental consciousness grows among customers and demand for eco-friendly and sustainable, biodegradable and recyclable party supplies products such as compostable tableware, reusable decorations and plastic free packaging increases.

●	Technological advance enables innovation in product design and manufacturing of environmentally friendly party supplies.

●	E-Commerce platforms allow customer to gain access to a wide range of party supplies particularly personalizable and customizable products and real-time customer’s review.

●	Social media platforms become instrumental for customers to share their party set-ups and ideas which impact consumer’s choice and perception of design, quality and trend of party supplies.

●	Corporate and governmental events seek professional, themed and premium supplies that promote memorable experience.

●	Asia Pacific regions is expanding rapidly due to increasing urbanization, higher disposable income, expanding middle-class population and adopting western style celebrations which boost the demand for party supplies.

4.	Key Market Restraints

We believe the following are major factors that restrain the development of the seasonal décor and party supplies sector in the near future:

●	Competition becomes fierce as more players enter the party supplies market which led to price and margin pressures.

●	Customers tend to reduce their budgets on discretionary spendings during the period of economic uncertainty.

●	Disruptions in the supply of raw materials, production process and logistics due to geopolitical instability and global pandemic results in shortage of inventory and lost sales.

●	Consumer preferences may be fluctuating especially the trend towards biodegradable and eco-friendly products. Market players that have relied on traditional materials and production line may face challenges in adapting to such changes as investment in research and development and production line can be costly and laborious.

Sports and outdoors sector

As discussed in two research reports of “Global Outdoor Toys Market Size By Product Type, By Age Group, By Material, By sales Channel, By Geographic Scope and Forecast” (“Global Outdoor Toys Market report”) published by Verified Market Research in September 2024 as well as “Global Outdoor Sports Toys Research Market Report: By Product Type (Water Sports Toys, Winter Sports Toys, Team Sports Toys, Motorized Outdoor Toys), By Age Group (Toddlers (0-3 years), Preschoolers (3-5 years), School-aged Children (6-12 years), Teenagers (13-19 years), Adults (20+ years)), By Material (Plastic, Metal, Rubber, Wood, Fabric), By Distribution Channel (Online Retailers, Brick-and-Mortar Stores, Specialty Sporting Goods Stores, Discount Stores, Direct-to-Consumer), By Price Category (Low-Priced (under $50), Mid-Priced ($50-$150), High-Priced (Over $150)) as well as By Regional (North America, Europe, South America, Asia Pacific, Middle East and Africa) — Forecast to 2032” (“Global Outdoor Sports Toys Research Market Report”) released by Wise Guy Reports on August 6, 2024, sports and outdoors sector comprises riding toys, sports toys, water toys, playground equipment, water sports toys, winter sports toys, team sports toys and motorized outdoor toys.

1.	Global sports and outdoors market

According to Global Outdoor Sports Toys Research Market Report published by Wise Guy Reports, the global outdoor sports toy market size was approximately US$10.09 billion in 2023 and is forecasted to increment from US$10.63 billion in 2024 to US$ 16.1 billion in 2032, representing a CAGR of 5.33% over the forecast period (2024-2032).

In its “Global Sports and Outdoor Toys Market Report” issued in 2024, Experts Market Research also analyzed that the market size of global sports and outdoor toys market was roughly US$15.3 billion in 2023 and is predicted to generate around US$23.2 billion by 2032 at a CAGR of 4.6% during 2024-2032.

Moreover, Global Outdoor Toys Market report by Verified Market Research reported that the outdoor toys market size was approximately US$10.0 billion in 2023 and is expected to rise to US$13.69 billion by 2031 at a CAGR 4% over the forecast period (2024-2031).

2.	U.S. sports and outdoors market

Global Outdoor Sports Toys Research Market Report of Wise Guy Reports stated that the outdoor sports toys market size of North America region accounts for approximately US$3.36 billion or 31.6% of the global respective market size in 2024 and continues to prevail in this segment.

3.	Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the sports and outdoors sector:

●	Awareness of importance of overall health and development increased especially obesity and health risks keep rising. This led to growing health consciousness among consumers who become aware of the benefits of physical activity to reduce health risks.

●	Technological innovations enable the development and production of outdoor sports toys with eco-friendly, lighter and durable materials, outdoor sports toys with smart features such as built-in sensors, remote switches, app connectivity and gaming components and customization of outdoor sports toys with unique features, design and theme.

4.	Key Market Restraints

We believe the following are major factors that restrain the development of the sports and outdoors sector in the near future:

Possible economic downturns can influence consumer spending on discretionary items such as outdoor sports toys.

●	Families tend to reduce discretion spending particularly leisure and entertainment products.

●	Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

●	More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

●	Competition becomes more intense as low-cost producers enter the market.

Toys and games sector

As discussed in their reports, “Toys and Games Market Report by Product Type (Plush Toys, Infant/Preschool Toys, Activity Toys, Dolls, Games and Puzzles, Ride-Ons, and Others), Distribution Channel (Specialty Stores, Supermarkets and Hypermarkets, Departmental Stores, Online Stores, General Stores) and Region 2024-2032” (“Toys and Games Market Report”) published by IMARC Group in 2024 as well as “Toys and Games Market Size, Share, Growth and Industry Analysis, By Type (Games and Puzzles, Infant and Pre-School Toys, Construction Toys, Dolls and Accessories, Outdoor and Sports Toys, Video Games and Others), By Application (Online Channel and Offline Channel), Regional Insights, and Forecast To 2032” (“Toys and Games Market Size, Share, Growth and Industry Analysis”) produced by Business Research Insights on October 21, 2024, global toys and games sector primarily include games and puzzles, infant and pre-school toys, construction toys, dolls and accessories, outdoor and sports toys, video games, activity games and others.

1.	Global toys and games market

As discussed in Toys and Games Market Report published by IMARC Group, the global toys and games size in 2023 was US$113.5 billion. IMARC Group forecasted that the size of this market sector can rise to US$170.9 billion, representing a CAGR of 4.5% during 2024 through 2032.

Similarly, according to an article “Toys Market Research Report Information by Type (Preschool Toys, Soft Toys and Dolls, Action Toys, Arts and Crafts Toys, Construction Toys, Vehicles and others), Distribution Channel (Store-Based Supermarkets and Hypermarkets, Specialty Stores and others) and (Non-Store-Based) and Region (North America, Europe, Asia-Pacific and Rest of the World)- Forecast till 2032” produced by Market Research Future in November 2024, toys market size was approximately US$190.76 billion 2023 and is projected to US$200.08 billion and US$299.85 billion in 2024 and 2032, respectively. Such ascension represents a CAGR of 5.19% during the forecast period from 2024 through 2032.

2.	US toy market

In accordance with the market insights compiled by Statista in July 2024, the toys and games market in the United States is forecasted to generate approximately US$40.1 billion or 30.9% in 2024 compared to the estimated revenue of the global toys and games market, US$129.5 billion, in the same period. The U.S. toys and games market is projected to be the top player in the worldwide toys and games market in 2024.

The Toy Association reported that the U.S. market size for the total toy industry for 2023 was approximately US$41.0 billion, of which US$28.0 billion represented the U.S. retail sales of toys, according to the statistics performed by Circana’s U.S. Retail Tracking Service. Although the U.S. retail sales of toys in 2023 dropped by 8.0% compared to 2022, the market size of the U.S. retail sales of toys climbed by 25.1% in 2023 compared to 2019.

Further, The Toy Association stated that the Outdoor and Sports Toys, approximately US$4.5 billion of the total U.S. retail toy sales, continues to be the largest category of the U.S. retail toy sales market.

The “Economic Impact of the Toy Industry in the United States, 2024” prepared by John Dunham & Associates for The Toy Association in 2024 mentioned that the toy industry remains a strong industry sector which contributed US$157.5 billion to the U.S. economy and created 667,241 American job opportunities. There have been 3 billion toys sold annually in the United States.

According to the Toys and Games Market Size, Share, Growth and Industry Analysis compiled by Business Research Insights, the market in Northern America especially the United States is diverse due to its heterogeneous demographics and cultural backgrounds. The demand for toys and games extends across various aspect of age groups, ethics and populations which conduces to a vivid and extensive market. Additionally, there is a significant amount of affluent middle-class and household with strong spending power and high demand for child development and education in the United States. This population group earns a higher disposable income level and is often willing to allocate a considerable portion of its budget to discretionary items such as toys and games with educational and innovative features.

Pursuant to its “Toys and Games Market Size, Share & Trends Analysis Report By application (Up to 8 Years, 9-15 Years), By Distribution Channel (Online, Offline), By Product (Preschool Toys, Electronic Games), By Region, and Segment Forecasts, 2024-2030” issued in 2024, Grand View Research cited that toy and game manufacturers are required to comply with the applicable toy safety regulations in the Consumer Product Safety Act and the Consumer Product Safety Improvement Act. Those regulations set forth standards for testing methods as well as chemical and material safety requirements to protect consumers especially children from potential hazards of toys.

3.	Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the toys and games sector:

●	Awareness among parents of educational, cultural, and entertainment benefits that toys offer in child development increased

●	Online retail platforms provide a more accessible and convenient way to explore a wide range of toys and games.

●	Social media provides a channel for manufacturers to obtain real time information of consumer trends and preferences such as popularity of characters, themes, play experience, eco-friendly products.

4.	Key Market Restraints

We believe the following are major factors that restrain the development of the toys and games sector in the near future:

●	Possible economic downturns can influence consumer spending on discretionary items such as toys and games. Families tend to reduce discretionary spending particularly leisure and entertainment products.

●	Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

●	More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

●	Competition becomes more intense as low-cost producers enter the market.

Growth Strategy

Continue to expand our product offering and expand customer groups

Leveraging our accumulated industry experience, in-house technical expertise and customer relationship, we plan to continue to expanding our product offerings of existing product categories and grow new product categories. For example, with our established strong relationship with supplying manufacturers who produce consumables, we plan to expand into the commodity consumables category to offer products such as frozen seafood, natural coconut water and instant cup noodles. With our growing product offering, we believe that we can provide more product variety to our existing customers and grow new sales channels and customer groups.

In addition, we plan to attend more global trade shows in the U.S., Europe, and China to attract more customers. We also plan to develop more demand by engaging third-party sales agents in markets such as Mexico, Spain, Germany and U.S.

Develop our own brand with further improved supporting structure

We may consider opportunities to start building our own brands and to enter licensing arrangements to use licensed brands. We have strong internal market research and proprietary product design expertise. We believe we may capitalize this expertise to build our own brands and attract new customers. We will apply for intellectual property protection for our own the know-hows to increase asset value and monetize on our technical skills. Once we complete the initiative of creating our own brands, we will market our brands via social media platforms and partner with retailers for joint marketing campaigns.

To support this further growth, we will hire more qualified talents to further enhance our technical and marketing capabilities. We may also consider setting up new offices for additional sourcing capabilities and showroom space for product exhibits to facilitate customer onsite preview of our product offerings.

Expand our distribution channels

Driven by their convenience, accessibility to price comparison and customer review, and wider product choices, e-commerce platforms have seen significant growth in recent years. Social media plays a vital role in driving sales and becomes a powerful tool for individual and corporate users to share ideas, showcase purchases and attract engagement. We plan to expand our distribution channels with new marketing channels and platforms to meet the consumer demand for online shopping and utilize the influence of social media.

Our Products

Over years of operation, we sourced and wholesaled a wide range of merchandises for retailers, distributors, and brand owners, primarily consisting of eight   (8) categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) home and tools, (v) school, office and art supplies, including art and craft, (vi) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) pet products, including pet toys, accessories and decorative goods with pet elements.

Toys and games

Toys and games series is the major product category of our business and represented 12.9% and 15% of our total revenue for the years ended September 30, 2025 and 2024, respectively. Our products included in this series comprises moji tub, high bounce putty tub, acoustic guitar, giant water wiggle, neon flexible tract set, basic helicopter, prepack high mist car, building block set, fighting robot, squeeze balloon dog, cowbell, desktop bell, desktop gong, triangle, megaphone, claw machine, dino loop track set, standing football table.

Seasonal décor and party goods

Seasonal décor and party supplies series is another major product category, constituting 16.2% and 20.1% of our total revenue for the years ended September 30, 2025 and 2024, respectively.

Our wide range of seasonal and party goods include, without limitation, Easter, Halloween, and Christmas season decorations, such as bucket, basket, plastic grass, tinsel garland, tinsel and disco wreath, Christmas trees, knit stocking, coir mat, skull candy, candle holder, mascot mask, banner, poly and holiday characters, ornaments, led hanging globe and plastic skeleton/figures.

Sports and outdoors

Our sports and outdoors series contributed to 31.1% and 24.6%, respectively, of our total revenue for the years ended September 30, 2025 and 2024. Our sports and outdoors series include, among others, skateboard, longboard, foldable balance beam, foldable ping pong table, tennis racquet and balls, stepper, plastic tumbler, metal stool, beach set, water gun, badminton set, cloth hammock, retractable net, metal table, sharp shooter, throwing disc, beach bucket set, water blast, folding chair, beach umbrella, beach toy set, flying disc, dollar blast, butterfly net pack, gamer blast, tech blast, backpack blast, metal folding chair, boogie board and so on.

Home and Tools

Our home and tool series comprises a variety of home furniture and tools such as trapezoid PVC bin, coiled lanyard, ceramic pot, table, desk, basket, mirror, hanging shelf, wood crate, chalkboard, tray, cabinet and others. For the years ended September 30, 2025 and 2024, we recognized 5.6% and 6.3% of our revenue from this series, respectively.

Personal care

Personal care products primarily consist of cosmetic brushes, baby and adult diapers, adult incontinence and postpartum underwear, water bottle, shampoo and conditioner. We recognized 6.2% and 5%, from this series for the years ended September 30, 2025 and 2024, respectively.

School, office and art supplies

School, office and art supplies series mainly include crafts and stationery such as desktop draw board, bucket bundle of chalk, portable easel set, color pencils, clipboard, 2-in-1 drawing boarding board, wheat plastic pen, journals, filler paper, bucket bundle chalk set, color pencils, portable double magnetic art easel and lava pen. During the years ended September 30, 2025 and 2024, we generated approximately 2.3% and 3.1%, respectively, of our revenue from this series.

Pet Supply

We sell practical pet supplies. Our main products include: pet wagons and strollers, pet pools, pet houses, other essential supplies. We focus on functional, durable items to make pet life easier. During the years ended September 30, 2025, we generated approximately 0.3% of our revenue from this series.

Clothing, shoes and accessories

Our clothing, shoes and accessories series primarily includes tote bags, suitcases, and fabric. Our sale of clothing, shoes and accessories contributed to 25.5% and 25.8% of our total revenue for the years ended September 30, 2025 and 2024, respectively.

Our Value-added Services

To support our sourcing and wholesale business, we are committed to conducting market research, creating trend guidance, designing and developing new products and packaging, and offering quality management services, which are not independently revenue generating but are critical value-added services integral to our business model.

Market Research and Trend Guidelines

Our research and development team periodically performs market and industry research on product trend and development, product and packaging design, global sales outlook for the current and potential product series, regulatory and compliance requirements. This team also proposes and prepares internal guidelines and product development plan and analysis based on its researches and communicates with our merchandising team for the purpose of planning sales and marketing activities, exploring new product lines, and advising our customers on issues affecting product design, product features and functionality, and product packaging.

Product and Packaging Design and Development

In addition to working with our supplying manufacturers for the production based on the request and specification of our customers, we innovate new design and create prototype of new products and packaging in-house based on the research and analysis performed by our research and development team. Such design and prototypes require approval from our customers and the related IP rights are ultimately owned by our customers.

Quality Management

We have developed internal standard operating procedures (SOPs) and quality management procedures tailored to our business operations to achieve quick product samplings and product launching for customers and quality control, including SOPs concerning the following issues to ensure that we meet thew requests of our customers and comply with relevant regulatory requirements:

●	Design verification

●	Product sample functionality, safety and reliability testing, improvement and correction, determination of product specification and packaging by an engineer

●	Third-party pre-production laboratory testing and certification

●	Internal pre-production testing

●	Individual carton drop test to verify packing resistance reliability to loading and unloading

●	Carton transit test to verify packing resistance reliability to transportation of the product

●	Product testing (functionality testing, abuse testing, reliability testing, safety testing)

●	Aesthetics inspection

●	Raw material inspection

●	Mass production inline inspection

●	Mass production final inspection

Our Supplying Manufacturers

Close collaboration with our supplying manufacturers specializing in producing merchandises to brand owners and retailers globally is critical to our business operation and success. When selecting and evaluating manufacturers, we consider a number of business factors such as market reputation, quality, cost, production capacity and on-time delivery.

For our manufacturing orders, we typically send our instructions to our supplying manufacturers to produce based on the design approved by our customers as well as product specification, quality, cost, capacity, delivery schedule as requested by our customers.

We usually work with manufacturers that pass our assessment of, among others, quality, production capacity, ability to deliver and cost. Although we have not entered into any long-term contracts with our major manufacturers, we have forged long-term relationships with many of them based on the history of close collaborations.

We have not entered into written contracts with our major manufacturers for product manufacturing and supply, which in our commercial judgment relieves us from a binding minimum procurement amount requirement associated with written contracts with our manufacturers and gives us more flexibility if we decide to replace any existing manufacturers with new manufacturers that can better suit our business needs. However, other than the foregoing, without formal written contracts, the manufacturers also have more flexibility of terminating business relationship without advance notice.

Our manufacturers are primarily located in mainland China and other countries or regions in East and Southeast Asia, such as Vietnam and Macau. During the year ended September 30, 2025, our supplying manufacturers in mainland China, Hong Kong and Macau, represented 74%, 25.3% and 0.7%, respectively, in terms of our total purchase. During the year ended September 30, 2024, our supplying manufacturers in the People’s Republic of China, Hong Kong, Vietnam, and Macau represented 72.8%, 23.5%, 3.0% and 0.7% respectively, in terms of our total purchase.

Our top five supplying manufacturers accounted for approximately 57% and 48.7% of our total cost of merchandise, respectively, for the years ended September 30, 2025 and 2024. In particular, procurement from two major suppliers accounted for 21% and 15% of our total purchase for the year ended September 30, 2025, respectively, and procurement from two major suppliers accounted for 16% and 11% of our total purchase for the year ended September 30, 2024, respectively. Our major supplying manufacturers are certified by the Business Supply Chain Initiative (BSCI), a nonprofit dedicated to the promotion of sustainable and ethical trade practices, and Customs Trade Partnership Against Terrorism (CTPAT), a voluntary trade partnership program operated by the U.S. Customs and Border Protection (CBP). To optimize profit margin and diversify supply chain, we plan to expand our supplying manufacturer base in Vietnam, Cambodia and Indonesia, especially for our home and tools series as well as school, office and art supplies series.

Sales and Marketing

We develop customer base through referral by customer buyers and one (1) third-party US sales agent. We conduct sales to our corporate customers through our merchandising team and through our third-party U.S. sales agent who sells the products we source to US retailers on our behalf.

We entered into a written contact with our third-party US sales agent in 2022. Pursuant to this contract, our third-party U.S. sales agent has been authorized to market and sell the products to US retailers on our behalf at the product prices we set for commission, and we shall be responsible for providing the necessary promotional marketing materials. The sales agent receives a commission as a percentage of sales generated under the contract, which are payable every six months. The agreement may be terminated at any time by either party. We believe business relationship with our third-party sales agent supplements the sale and marketing of efforts our merchandising team by expanding the out research of our sales network and diversifying our customer base.

Instead of setting up a specialized marketing team, our merchandising team is responsible for the day-to-day marketing work because through pitching customers for product orders, the merchandising team build relationships with customer buyers directly, and therefore they have the advantage of communicating with our sales representatives and customer buyers directly. Established relationships and direct communication can lead to more fruitful marketing.

Typically, after our senior management onboard new customers, our merchandising team are responsible for customer relationship maintenance.

Customers

Our customers are retailers, distributors, and brand owners. For the years ended September 30, 2025 and 2024, our top five customers accounted for 97.1% and 97.4% of our total revenue, respectively.

Our customers are located in the United States, Hong Kong, Mexico and Australia. During the year ended September 30, 2025, sales of our customers in the United States dominated 70.7% of our total sales revenue, followed by customers in Hong Kong, 23.8%, Mexico, 5.5%. During the year ended September 30, 2024, sales of our customers in the United States dominated 72.4% of our total sales revenue, followed by customers in Hong Kong, 24.4%, Mexico, 3% and Australia, 0.2%.

We currently have two major customers: (i) 1616 Holdings, Inc., a major distributor and a wholly-owned subsidiary of the U.S.-based discounted retailer, Five Below (the “1616 Holdings”), in accordance with a vender agreement that we have entered into with Five Below in August 2023 (“Vendor Agreement”, as renewed in 2025). Pursuant to the Vendor Agreement, in consideration of our rights to sell merchandises to Five Below, we have (i) agreed to Five Below to comply with the terms and conditions of Five Below relating to, among others, quality packing, ticketing, delivery, inspection, testing and insurance, (ii) made representations and warranties to Five Below, including among others, complying with the applicable laws, regulations and industry standards, and (iii) agreed with Five Below on the terms relating to product recall; (ii) Harvest Giant Inc. Limited, a textile manufacturing sourcing and procurement company in Hong Kong (the “Harvest Giant”), with which we have no long-term contractual arrangement but rather engage in order-by-order transactions. For the year ended September 30, 2025, sales to 1616 Holdings and Harvest Giant accounted for HKD178,675,524 ($22,963,349), or 66.9%, and HKD64,022,340 ($8,228,141), or 23.8%, of our revenue. For the year ended September 30, 2024, sales to 1616 Holdings and Harvest Giant accounted for HKD151,995,657 ($19,563,623), or 68.7%, and HKD53,878,994 ($6,934,858), or 24.4%.

Competition

We are directly competing with other sourcing and wholesaling companies with design and development capabilities and supplying manufacturers in mainland China and Southeast Asia.

The majority of our revenue was derived from sales to the U.S. markets, while we also generated limited sales in the Hong Kong local markets. We anticipate that customer demand for our toy, gift and household products going forward will be primarily affected by the demand and performance of U.S. and Hong Kong. However, we expect our targeted customer markets to maintain stable growth.

We mainly compete in product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers, which are retailers, distributors and international brand owners, comprehensive technical expertise in product design and development capabilities, integrated collaboration process with our customers, and strong quality assurance system.

Intellectual Property

As of the date of this Annual Report, we do not have any registered trademarks or patents. JM Manufacturing HK registered the domain name of https://www.jmgroup-hk.com/.

Where our supplying manufacturers produce products based upon the design of our customers, the patents and other intellectual property rights associated with such design are owned by our customers.

Employees

As of September 30, 2025, we had 20 employees.

Our success depends on our ability to attract, retain and motivate qualified employees. As part of our human resource strategy, we offer employees a dynamic work environment, competitive salaries, performance-based cash bonuses and other incentives. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

All of our employees are based in Hong Kong. We entered into standard employment, confidentiality and non-compete agreements with our employees. As required by Hong Kong laws and regulations, we participate in mandatory provident fund plans and maintain employees’ compensation insurance.

None of our employees are currently represented by labor unions. We believe that we maintain good working relationship with our employees and we have not experienced any material labor disputes.

Facilities

Our principal executive office is a 6,597 square feet leased property located at No. 1 Hok Cheung Street, Kowloon, Hong Kong. Pursuant to the Lease Agreement, the lease term is for 14 months, from May 16, 2025 to July 15, 2026 and the monthly rent is HKD 43,500 (US$5,590) for the first two months, and HKD87,000 (US$11,181) for the remaining 12 months.

The operating lease expenses amounted to HKD1,438,004 (US$184,812) for the year ended September 30, 2025, and amounted to HKD1,510,280 (US$194,391) for the year ended September 30, 2024.

Legal Proceedings

Spin-balls LLC, a Florida-based toy developer, filed a case in the U.S. Federal District Court for the Southern District of Florida on December 1, 2023 against several defendants, including the Company, alleging patent infringement, trade dress infringement and unfair competition in violation of the laws of the United States and the State of Florida. Damages are unspecified. The case was settled, and settlement payment was paid by the Company in July 2024, and subsequently the Company claimed the amount HKD4,456,253 (US$573,572) with its supplier.

Except as disclosed above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong, as well as those of other countries where our products are sold to, and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. We believe that as of the date of this Annual Report, we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

The following table provides details on the licenses, permissions or approvals held by JM Group’s Hong Kong subsidiary JM Manufacturing HK.

License/permit/approval	Issuing authority	Commencement date	Expiry date
Business Registration Certificate	Inland Revenue Department	June 17, 2025	June 16, 2026

Regulations Related to our Business Operations in Hong Kong

JM Manufacturing HK is JM Group’s wholly-owned subsidiary established in Hong Kong through which JM Group conducts its operations. As of the date of this Annual Report, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing of personal care electrical appliances.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO protects the privacy interests of living individuals in relation to personal data. The PDPO covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. Data users are obliged to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects. Personal data should be used for the purposes for which they were collected or a directly related purpose.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”), which is the governing body to promote, administer and oversee the enforcement of the PDPO. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. That is to say, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. The employer must report to the Commissioner for Labour any work accident resulting in the aforesaid injury, incapacity or death in accordance with section 15 of the ECO.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. Section 7 of the MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void pursuant to section 15 of the MWO.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Independent contractors

Under the Hong Kong laws, a worker may be categorized as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), or the IRO

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. Under the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

The IRO further provides, among other things, that profits tax is payable by corporations carrying on a trade, profession or business in Hong Kong on the assessable profits arising in or derived from Hong Kong at the standard rate, which is on the date hereof fixed at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong), or the CGSO

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

The Company’s products are regulated by the CGSO and the Consumer Goods Safety Regulation (Cap. 456A, Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label security affixed to the package; or (d) a document enclosed in the package.

Electrical Products (Safety) Regulation (Chapter 406G of the Laws of Hong Kong)

It is a requirement under the Electrical Products (Safety) Regulation (Chapter 406G of the Laws of Hong Kong) that electrical products which are designed for household use and supplied in Hong Kong shall comply with certain safety requirements and obtain recognized certificates of safety compliance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment provided the workplace is under the employer’s control. The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of the OSHO, or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor and retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. Therefore, all of the products sold by the Company are required to comply with the relevant provisions therein. Section 2 of the TDO provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A of the TDO provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I of the TDO provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) (the “Trade Marks Rules”).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Plant and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and elsewhere in this Annual Report.

Overview

Leveraging our expertise in the gifts, toys, and household products industry, we aim to promote consumer lifestyles. Through wholly-owned subsidiary of JM Group Limited (“JM”) in Hong Kong, JM Manufacturing (HK) Limited (“JM Manufacturing HK”), we primarily engage in sourcing and trading of a variety of products, including without limitation, sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games and other products. Additionally, we provide product design and development collaboration as a value-added service for our customers. Our customers range from retailers, distributors to wholesalers across regions, including Australia, Hong Kong, Mexico and the United States. Having commenced operations in 2016, we have accumulated over nine years of experience in the industry.

Over years of operation, we sourced and wholesaled a wide range of gifts, toys, household products, and other product that can be broadly classified into eight (8) major categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) electronics, including electronic toys and automotive battery; (v) home and tools, (vi) school, office and art supplies, including art and craft, (vii) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) pet products.

Our revenue increased from HKD119,097,976 for the year ended September 30, 2023, to HKD221,238,043 (US$ 28,475,930) for the year ended September 30, 2024, representing an increase of 85.8%, which was primarily due to increased sales demand, especially in sports, outdoors and personal care products.

Our revenue increased from HKD221,238,043 for the year ended September 30, 2024, to HKD269,387,554 (US$34,621,645) for the year ended September 30, 2025, representing an increase of 21.8%. The increase is primarily due to higher order volumes from our major U.S. customers as procurement was accelerated in response to global trade policy uncertainty, expanded sourcing across multiple Asian manufacturing locations, and higher average selling prices reflecting increased supplier and logistics costs. U.S. import tariffs are borne by the JM’s customers as importers of record and did not directly impact the JM’s revenue recognition. Despite the challenging external trading environment, the Group achieved revenue growth through supply chain adjustments and by meeting customers’ advanced purchase needs, enabling the Company to emerge stronger and sustain long-term growth.

With continuous revenue growth, our gross profit margin also remained well within the expected range of 14.17% to 14.68%. This resilience is supported by strategic investments, market adaptations, and external economic conditions. It is crucial to consider various metrics and indicators beyond just revenue to understand the overall health and growth trajectory of the business.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The gifts, toys, and household products sourcing market are relatively fragmented and competitive. We primarily compete with other sourcing companies in the industry and indirectly compete with manufacturers based in Southeast Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing functions across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to the US consumer market, with future expansion strategies into the Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies is subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as gifts, toys, and household products. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow down our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

Exposure to U.S. trade policies and import tariffs

A significant portion of our revenue is derived from sales to customers located in the United States. From time to time, the U.S. government has implemented, and may continue to implement, import tariffs and other trade-restrictive measures on goods manufactured in certain jurisdictions. Such measures are generally imposed at the point of importation into the United States and are borne by the importer of record, which in most cases is our customer.

Although we do not act as the importer of record and do not directly bear U.S. customs duties or tariffs, the imposition or expansion of such tariffs may increase our customers’ landed costs, which could, over time, adversely affect their demand for our products, lead to order delays or reductions, or result in increased pricing pressure on our products.

Tariff uncertainty may lead to volatility in customer ordering patterns

Uncertainty arising from changes in U.S. trade policies and tariff regimes may cause our customers to alter their procurement and inventory management strategies. In certain periods, customers may accelerate or front-load purchases to mitigate the impact of anticipated tariff increases, while in other periods, customers may reduce or defer orders in response to higher costs or macroeconomic uncertainty.

Such changes in ordering behavior may result in revenue volatility between periods and may make it more difficult for us to forecast demand, manage inventory, and plan sourcing activities effectively.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time with little or no advance notice, which could result in a material change in our operations and/or the value of JM Group Limited’s Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, JM Manufacturing HK. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Liquidity Risk

Our accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the consolidated financial statements. The Company’s ability to continue as a going concern depends upon its ability to sell its customized products in the US to generate positive operating cash flows. As of September 30, 2025, the Company’s working capital deficit was HKD22,335,867 (US$2,870,602). This factor raises substantial doubt as to whether the Company will be able to continue as a going concern. Management’s plans to address these conditions include raising additional funds through a private or public offering, negotiating extended credit terms with suppliers, and requesting prepayments or milestone-based payments from customers.

As of December 11, 2025, the Company completed its initial public offering, pursuant to which it raised gross proceeds of approximately US$17.25 million. The proceeds were primarily used to support working capital and general corporate purposes and to strengthen the Company’s liquidity position.

Inflation Risk

Management monitors changes in price levels. Historically, inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed on to the Company’s customers could adversely impact the Company’s results of operations.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended September 30, 2025, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7809 as of September 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board on September 30, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2024 and 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, respectively.

Cash

Cash mainly represents cash on hand, cash in the bank and demand deposits placed with financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal or use. As of September 30, 2025, the Company did not have any cash equivalents. The Company maintains its bank accounts in Hong Kong.

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts overdue up to 60 to 180 days.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts were HKD18,154,619 and HKD4,386,979 (US$563,814) as of September 30, 2024 and 2025, respectively, primarily due to significant collections received from major long outstanding customers as the Company had subsequently collected 100% and 54% of the outstanding balance for overdue as of September 30, 2024 and 2025, respectively.

Accounts receivable that are factored out to banks with recourse to the Company are not derecognized until the recourse period expires and the risks and rewards of the receivables have been fully transferred. The corresponding cash received from the banks is recorded as a short-term loan. Any fee incurred to effect factoring is net-off against short-term loan and taken to the income statement over the period of factoring using the effective interest method.

The Company from time to time may factor accounts receivable due from certain high credit quality customers to factoring house, on a recourse basis, in exchange of a loan equal to approximately 90% of the face value of the receivables in exchange for immediate cash proceeds for use in operations.

Factoring liability

On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivable of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells accounts receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obliged to bear the default risk of the transferred accounts receivable but is liable for the losses incurred in any business dispute.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans. See Note 14 for disclosure of short-term loan.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivable and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of September 30, 2024 and 2025, the Company has balance of factoring arrangement against HKD22,675,250 and HKD21,920,779 (US$2,817,255) of accounts receivable, respectively.

As of September 30, 2024
Purchase of Accounts Receivable	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,675,250	128,813,127	129,035,806	7.3% to 8.0%

As of September 30, 2025
Purchase of Accounts Receivable	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	21,920,779	162,137,560	162,979,041	6.7% to 7.3%

Prepayments

Prepayments mainly consist of prepayments to manufacturers. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2024 and 2025, no allowance was deemed necessary.

Deposits

Deposits paid by the company represent amounts paid in advance for utility, rental or other contractual obligations. These amounts are refundable and bear no interest. As of September 30, 2024 and 2025, no allowance was deemed necessary.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	5 years
Office furniture and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in short-term loan in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorized for issue. Other borrowings due to be settled more than twelve months after the balance sheet date are included in long-term loan in the balance sheet.

Accounts payable

Trade payables are initially measured at fair value, and subsequently measured at amortized cost, using the effective interest method.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the Finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation, and a portion is recognized as interest expenses.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of September 30, 2024 and 2025.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other goods. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter.

Revenue recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods.

Under ASC 606, revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods.

The Company currently generates revenue from the trading of products including sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games, and other products. These products are sold through the Company’s sourcing and trading operations to retailers, distributors, and wholesalers across regions. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 60 days and factoring loan of accounts receivable are within 180 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Merchandise costs of sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of bad debts, entertainment & commission, and general administrative expenses such as of employee costs, rental expenses, management fee, legal and professional fees and other miscellaneous administrative expenses.

Employee benefit

Hong Kong Employment Ordinance (“The Ordinance”) provides that an employee employed under a continuous employment contract for a period of one month or more immediately preceding a sickness day is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also provides that an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their relevant employees in Mandatory Provident Fund Schemes. Relevant employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government grants

Government grants are amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 the year ended September 30, 2023. No government grants were received for the years ended September 30, 2024 and 2025.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Company and the Company’s subsidiary in Hong Kong, JM Manufacturing to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

JM Manufacturing is incorporated in and carry out trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Penalties and interest related to underpayment of income tax are classified as income tax expense in the period incurred. The Company incurred a tax penalty related to the underpayment of income taxes for the prior years 2018, 2019, 2020, 2021, and 2022. A penalty related to income taxes was incurred, amounting to HKD728,000, HKD956,792 and nil for the years ended September 30, 2023, 2024 and 2025, respectively. The penalties related to income taxes were wholly settled on September 29, 2023 and April 22, 2024, respectively.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 2024 and 2025, there were no dilutive shares.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and account receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the sales customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these sales customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific sales customers and other information.

Concentration of customers

As of September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one of which is a distributor that represents and sells brands of manufactured products from the Hong Kong to abroad, accounted for 50% and 40% of the Company’s total accounts receivable, respectively. As of September 30, 2025, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one of which is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 30% and 59% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2023, one major customer, who is a distributor that represents and sells brands of well-known manufactured goods from the US and abroad, accounted for 83% of our total revenues.

For the year ended September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured goods from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactured goods from Hong Kong to abroad, accounted for 69% and 24% of our total revenues respectively.

For the year ended September 30, 2025, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured goods from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactured goods from Hong Kong to abroad, accounted for 66% and 24% of our total revenues respectively.

Concentration of manufacturers

As of September 30, 2024, one manufacturer accounted for 16.7% of the total balance of accounts payables. As of September 30, 2025, two manufacturers accounted for 38.8% and 11.9% of the total balance of accounts payables, respectively.

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of our total purchases, respectively.

For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively.

For the year ended September 30, 2025, two manufacturers accounted for 20.8% and 15.1% of our total purchases, respectively.

Segment reporting

The Company determined its operating segment on the same basis that it used to evaluate its performance internally. The Company has one business activity: trading of products such as sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games and other products, and operates as one operating segment. The Company’s chief operating decision-maker (“CODM”), its Chief Executive Officer, reviews its consolidated operating results for the purpose of allocating resources and evaluating financial performance.

Deferred initial public offering (“IPO”) cost

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. During the years ended September 30, 2023, 2024 and 2025, the Company recorded a charge of nil, HKD465,001 and HKD2,375,092 related to the IPO. As of September 30, 2024, and 2025, the Company had capitalized deferred IPO costs of HKD465,001 and HKD2,840,093 (US$365,008), respectively.

U.S. tariff and global trade impact

U.S. tariff policies, including measures previously implemented under the Trump administration, have increased the cost of imported goods sold to U.S. customers. Such tariffs may reduce the price competitiveness of non-U.S. suppliers, alter purchasing behavior among U.S. customers, and place downward pressure on exporters’ margins when increased costs cannot be fully passed through. In addition, tariff measures may disrupt global supply chains, increase compliance and logistics costs, and introduce uncertainty into cross-border trade relationships. While the Company did not experience a material impact from newly imposed U.S. tariffs during the year ended September 30, 2025, future changes in U.S. trade policy, including the imposition or reintroduction of tariffs, could adversely affect market conditions, demand from U.S. customers, and, in turn, the Company’s results of operations and liquidity.

Recently issued accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). The management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued Update 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity which require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures. The Company does not expect the adoption of ASU 2024-06 to have a material impact on its consolidated financial statements.

In July 2025, the FASB issued Update 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2025, the FASB issued Update 2025-08, Financial Instruments—Credit Losses (Topic 326) Purchased Loans, which expand the population of acquired financial assets subject to the gross-up approach in Topic 326. All non-purchased financial asset with credit deterioration (PCD) loans that are acquired in a business combination are deemed seasoned. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Results of Operations

For the Year Ended September 30, 2023, compared to Year Ended September 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the years indicated, both in absolute amount and as a percentage of its total revenues.

	For the year ended September 30,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	119,097,976	100.0%	221,238,043	28,475,930	100.0%
	119,097,976	100.0%	221,238,043	28,475,930	100.0%

Operating Expenses
Merchandise costs	(107,284,282)	(90.1)%	(188,757,892)	(24,295,354)	(85.3)%
Selling, general and administrative expenses	(33,545,670)	(28.2)%	(24,887,221)	(3,203,277)	(11.2)%
Total operating expenses	(140,829,952)	(118.2)%	(213,645,113)	(27,498,631)	(96.5)%

(Loss) income from operations	(21,731,976)	(18.2)%	7,592,930	977,299	3.4%

Interest expense, net	(3,057,359)	(2.6)%	(3,399,000)	(437,491)	(1.5)%
(Loss) gain from foreign currency exchange	(84,123)	(0.1)%	564,916	72,711	*
Government grants	108,800	0.1%	—	—	*
Other income – litigation settlement	—	*	4,456,253	573,572	2.0%
Other income	—	*	427,696	55,049	*
Bank charge	(789,692)	(0.7)%	(994,430)	(127,995)	(0.5)%
Other expense	(728,000)	(0.6)%	(58,964)	(7,588)	*
Total interest and other (expenses) income, net	(4,550,374)	(3.8)%	996,471	128,258	0.5%

(Loss) income before income taxes	(26,282,350)	(22.1)%	8,589,401	1,105,557	3.9%
Provision for income taxes	—	*	(1,560,959)	(200,914)	(0.7)%
Net (loss) income	(26,282,350)	(22.1)%	7,028,442	904,643	3.2%

For the Year Ended September 30, 2024, compared to Year Ended September 30, 2025

The following table sets forth a summary of the consolidated results of operations of us for the years indicated, both in absolute amount and as a percentage of its total revenues.

	For the year ended September 30,
	2024		2025
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	221,238,043	100.0%	269,387,554	34,621,645	100.0%
	221,238,043	100.0%	269,387,554	34,621,645	100.0%

Operating Expenses
Merchandise costs	(188,757,892)	(85.3)%	(231,201,997)	(29,714,043)	(85.8)%
Selling, general and administrative expenses	(24,887,221)	(11.2)%	(14,540,696)	(1,868,768)	(5.4)%
Total operating expenses	(213,645,113)	(96.5)%	(245,742,693)	(31,582,811)	(91.2)%

Income from operations	7,592,930	3.4%	23,644,861	3,038,834	8.8%

Interest expense, net	(3,399,000)	(1.5)%	(2,505,348)	(321,987)	(0.9)%
Gain from foreign currency exchange	564,916	*	154,725	19,885	*
Other income – litigation settlement	4,456,253	2.0%	—	—	*
Other income	427,696	*	36,619	4,706	*
Bank charge	(994,430)	(0.5)%	(1,045,498)	(134,367)	(0.4)%
Other expense	(58,964)	*	(61,958)	(7,963)	*
Total interest and other income (expenses), net	996,471	0.5%	(3,421,460)	(439,726)	(1.3)%

Income before income taxes	8,589,401	3.9%	20,223,401	2,599,108	7.5%
Provision for income taxes	(1,560,959)	(0.7)%	(1,568,638)	(201,601)	(0.6)%
Net income	7,028,442	3.2%	18,654,763	2,397,507	6.9%

*	Less than 0.1%

Revenue

The following table sets forth a breakdown of our revenue for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Sales of products
Clothing, shoes and accessories	2,432,141	57,038,708	68,597,847	8,816,184
Home and tools	2,968,120	13,853,892	15,120,776	1,943,320
Personal care	2,193,144	11,130,763	16,657,041	2,140,760
School, office and art supplies	5,912,160	6,678,500	6,278,577	806,922
Seasonal décor and party supplies	37,465,982	44,845,862	43,630,058	5,607,328
Sports and outdoors	29,332,638	54,740,198	83,702,975	10,757,493
Toys and games	38,384,591	32,950,120	34,708,187	4,460,690
Pet products	—	—	692,093	88,948
Others	409,200	—	—	—
Total	119,097,976	221,238,043	269,387,554	34,621,645

For the year ended September 30, 2023, 2024, and 2025, we generated our revenue primarily through sales of sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games, personal care, home and tools and school, office and art supplies and pet products.

Our revenue increased by 85.8%, from HKD119,097,976 for the year ended September 30, 2023, to HKD221,238,043 for the year ended September 30, 2024. This increase was primarily due to increased sales demand, which has been returning to pre-pandemic levels, and we acquired a new customer during the year ended September 30, 2024, who contributed a significant portion of the total sales.

Our revenue increased by 21.8%, from HKD221,238,043 for the year ended September 30, 2024, to HKD269,387,554 (US$34,621,645) for the year ended September 30, 2025. This increase was primarily due to a significant increase in sales of sports and outdoors products and clothing, shoes and accessories, as well as the acquisition of multiple new customers during the year ended September 30, 2025.

For the years ended September 30, 2023, 2024, and 2025, we maintained a strong relationship with our top customer, a US-incorporated entity with established global brands across various sectors, through sales of toys and games, seasonal décor and party supplies, sports and outdoors, school, office and art supplies, home and tools, clothing, shoes and accessories, electronics and personal care.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended September 30, 2023, 2024 and 2025, respectively:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Merchandise costs	107,272,043	188,757,892	231,201,997	29,714,043
Royalty & patent fee	12,239	—	—	—
Total	107,284,282	188,757,892	231,201,997	29,714,043

Our total merchandise costs increased by 75.9% to HKD188,757,892 for the year ended September 30, 2024 from HKD107,284,282 for the year ended September 30, 2023. The increase was in line with our significant increase in sales of products compared to the prior year.

Our total merchandise costs increased by 22.5% to HKD231,201,997 (US$29,714,043) for the year ended September 30, 2025 from HKD188,757,892 for the year ended September 30, 2024. The increase was in line with our significant increase in sales of products compared to the prior year.

Selling, general and administrative expenses

For the years ended September 30, 2023, 2024 and 2025, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees, auditor’s remuneration and consulting fees. The following table sets forth a breakdown of our general and administrative expenses for the years ended September 30, 2023, 2024 and 2025:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Staff costs	8,698,754	7,616,692	8,814,018	1,132,776
Rental expenses	1,618,830	1,510,280	1,438,004	184,812
Transport and travelling	4,494,401	2,648,750	1,736,755	223,207
Selling and marketing	2,029,313	6,532,846	7,134,031	916,865
Depreciation	136,290	61,128	24,872	3,197
Legal and professional fees	54,708	286,413	1,325,253	170,321
Auditor’s remuneration	2,236,640	1,457,604	2,369,005	304,464
Reversal for expected credit losses accounts	—	—	(17,892,799)	(2,299,580)
Bad debts	8,505,786	638,941	4,125,159	530,165
Others	5,770,948	4,134,567	5,466,398	702,541
Total	33,545,670	24,887,221	14,540,696	1,868,768

Staff costs

Our staff costs decreased by 12.4% to HKD7,616,692 for the year ended September 30, 2024 from HKD8,698,754 for the year ended September 30, 2023 mainly due to a decrease in headcount and salaries.

Our staff costs increased by 15.7% to HKD8,814,018 (US$1,132,776) for the year ended September 30, 2025 from HKD7,616,692 for the year ended September 30, 2024 mainly due to an increase in headcount, salaries and staff benefits.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses decreased by 6.7% to HKD1,510,280 for the year ended September 30, 2024 from HKD1,618,830 for the year ended September 30, 2023, primarily due to the continued amortization of operating right-of-use assets over the remaining lease periods.

Our rental and office expenses decreased by 4.8% to HKD1,438,004 (US$184,812) for the year ended September 30, 2025 from HKD1,510,280 for the year ended September 30, 2024, primarily due to the expiration of the prior lease and the renewal of the office lease under revised terms.

Transport and travelling

For the years ended September 30, 2023 and 2024, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses decreased by 41.1%, to HKD2,648,750 for the year ended September 30, 2024 from HKD4,494,401 for the year ended September 30, 2023, primarily due to a decrease in business travel.

For the years ended September 30, 2024 and 2025, our transport and travelling expenses decreased by 34.4%, to HKD1,736,755 (US$223,207) for the year ended September 30, 2025 from HKD2,648,750 for the year ended September 30, 2024, primarily due to a decrease in business travel.

Selling and marketing

For the years ended September 30, 2023 and 2024, our selling and marketing expenses increased by 222% from HKD2,092,313 for the year ended September 30, 2023 to HKD6,532,846 for the year ended September 30, 2024. The increase was principally driven by the higher commission expenses and product development spending, all of which aligned with the growth in sales during the year.

For the years ended September 30, 2024 and 2025, our selling and marketing expenses increased by 9.2% from HKD6,532,846 for the year ended September 30, 2024 to HKD7,134,031 (US$916,865) for the year ended September 30, 2025. The increase was principally driven by the higher commission expenses and product development spending, all of which aligned with the growth in sales during the year.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD136,290 for the year ended September 30, 2023 to HKD61,128 for the year ended September 30, 2024 due to some of the property and equipment being fully depreciated in the prior year.

Our depreciation for our property and equipment decreased from HKD61,128 for the year ended September 30, 2024 to HKD24,872 (US$3,197) for the year ended September 30, 2025 due to some of the property and equipment being fully depreciated in the prior year and resulting in no further depreciation being recognized for those assets in the current year.

Legal and professional fee

Our legal and professional fee increased to HKD286,413 for the year ended September 30, 2024 from HKD54,708 for the year ended September 30, 2023, primarily due to expenses incurred in our preparation for public listing.

Our legal and professional fee increased to HKD1,325,253 (US$170,321) for the year ended September 30, 2025 from HKD286,413 for the year ended September 30, 2024. This increase was primarily attributable to the Company’s transition to operation as a publicly listed company, rather than changes in the scale or nature of its underlying operations. The increase in legal and professional fees principally reflected incremental costs associated with compliance with U.S. securities laws and regulations, including the preparation and filing of periodic reports, enhanced financial reporting and disclosure requirements, responses to regulatory inquiries, and the establishment and ongoing refinement of internal control over financial reporting, corporate governance, and compliance processes.

Auditor’s remuneration

Our auditor’s remuneration fee decreased to HKD1,457,604 for the year ended September 30, 2024, from HKD2,236,640 for the year ended September 30, 2023, primarily due to higher audit fees incurred in connection with our preparation for public listing in the prior year. Audit services were first provided in fiscal year 2023, covering both fiscal year 2022 and fiscal year 2023, whereas the current year’s fee relates only to fiscal year 2024.

Our auditor’s remuneration fee increased to HKD2,369,005 (US$304,464) for the year ended September 30, 2025, from HKD1,457,604 for the year ended September 30, 2024, primarily due to increased audit fee in current year incurred in our preparation for subsequent financial reporting after our initial public offering in US.

Bad debts

Our bad debt expense decreased to HKD638,941 for the year ended September 30, 2024 from HKD8,505,786 for the year ended September 30, 2023. which was mainly driven by a reduced provision for bad debt write-offs, reflecting improved debt aging in the current year.

Our bad debt expense increased to HKD4,125,159 (US$530,165) for the year ended September 30, 2025 from HKD638,941 for the year ended September 30, 2024, which was primarily attributable to higher accounts receivable balances in the current year, a portion of which became overdue, resulting in an increase in provisions for expected credit losses.

Reversal for expected credit losses accounts

Our reversal for expected credit losses increased from nil for the year ended September 30, 2024 to HKD17,892,799 (US$2,299,580) for the year ended September 30, 2025, mainly driven by the repayments received from a long-outstanding customer, which resulted in a significant reduction in the provision for expected credit losses during the financial year.

Others

Our other general and administrative expenses mainly consisted of cleaning charges, courier and postage, insurance, printing and stationery, management fees and other miscellaneous expenses. Our other general and administrative expenses decreased to HKD4,134,567 for the year ended September 30, 2024 from HKD5,770,948 for the year ended September 30, 2023 primarily due to a decrease in office expenses and bank charges due to fewer bank transactions.

Our other general and administrative expenses increased to HKD5,466,398 (US$702,541) for the year ended September 30, 2025 from HKD4,134,567 for the year ended September 30, 2024 primarily due to an increase in management fee by approximately HKD955,000 during the year ended September 30, 2025.

(Loss) income from operations

Our overall income from operations increased by 134.9%, resulting in an income from operations of HKD7,592,930 for the year ended September 30, 2024, compared to a loss from operations of HKD21,731,976 for the year ended September 30, 2023. This increase was primarily due to increased sales and costs, while the selling, general and administrative decreased in fiscal year 2024.

Our overall income from operations increased by 211%, resulting in an income from operations of HKD23,644,861 (US$3,038,834) for the year ended September 30, 2025, compared to HKD7,592,930 for the year ended September 30, 2024. The increase was primarily attributable to higher sales demand, as well as the reversal of the allowance for expected credit losses following actual collection receipts from the major long-aged customers.

Government grants

Government grants which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 for the years ended September 30, 2023. No government grants were received for the years ended September 30, 2024 and 2025.

Interest expense

Our interest expenses primarily relate to interest incurred from import invoice financing and factoring loans. The increase in interest expenses to HKD3,399,000 for the year ended September 30, 2024 from HKD3,057,359 for the year ended September 30, 2023 is mainly attributable to the rise in proceeds from the factoring arrangements, which increased to HKD128,813,127 in FY2024 from HKD89,225,679 in FY2023. In addition, the slight increase in benchmark interest rates driven by central banks tightening monetary policy to combat inflation has directly impacted trade finance rates, resulting in higher financing costs for the Company.

Our interest expenses decreased to HKD2,505,348 (US$321,987) for the year ended September 30, 2025, from HKD3,399,000 for the year ended September 30, 2024. This decrease was mainly attributable to a modest decline in benchmark interest rates contributed to lower trade financing rates, further reducing the Company’s financing costs.

Bank Charges

Our bank charges primarily are related to the bank service fees charge from factoring arrangement. Our bank charges increased to HKD994,430 for the year ended September 30, 2024 from HKD789,692 for the year ended September 30, 2023, which was mainly due to higher utilization of the factoring facility during the year.

Our bank charges increased to HKD1,045,498 (US$134,367) for the year ended September 30, 2025 from HKD994,430 for the year ended September 30, 2024. This increase was mainly due to continued higher utilization of the factoring facility and consistent with the growth in our accounts receivable balance during the year.

Other expenses

Our other expenses primarily consist of employee claims and other non-operating costs. The decrease in other expenses to HKD58,964 for the year ended September 30, 2024 from HKD728,000 for the year ended September 30, 2023 was mainly due to the tax penalties regarding prior years imposed by the Hong Kong Inland Revenue Department.

The increase in other expenses to HKD61,958 (US$7,963) for the year ended September 30, 2025 from HKD58,964 for the year ended September 30, 2024 was mainly attributable to higher sundry expenses such as minor courier charges, office stationery, printing and small custom documentation fee incurred during the year.

Provision for income tax expense

Our income tax expenses amounted to HKD1,568,638 (US$201,601) for the year ended September 30, 2025, and HKD1,560,959 for the year ended September 30, 2024 and nil for the year ended September 30, 2023. We are subject only to Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000.

Net (loss) income

Our net income increased by 127%, resulting in a net gain of HKD7,028,442 for the year ended September 30, 2024, compared to a net loss of HKD26,282,350 for the year ended September 30, 2023.

Our net income increased by 165%, resulting in a net gain of HKD18,654,763 (US$2,397,507) for the year ended September 30, 2025, compared to HKD7,028,442 for the year ended September 30, 2024.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of September 30,	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
CURRENT ASSETS
Cash	4,858,613	17,647,097	2,268,002
Accounts receivable, net	55,063,982	73,118,737	9,397,208
Prepayments	11,006,599	20,109,711	2,584,497
Amount due from related party	7,049,425	—	—
Other current assets	16,653	380,698	48,927
TOTAL CURRENT ASSETS	77,995,272	111,256,243	14,298,634

CURRENT LIABILITIES
Short-term loan	40,228,954	35,073,118	4,507,591
Long-term loan, current portion	2,569,828	1,804,576	231,924
Accounts payable	64,439,616	88,109,787	11,323,855
Finance lease obligation, current	80,997	27,622	3,550
Operating lease obligation, current	684,418	910,917	117,071
Taxes payable	1,624,235	3,192,873	410,348
Accrued expenses	2,487,951	2,094,325	269,162
Commission payable	110,633	343,111	44,097
Amount due to related party	6,006	—	—
Contract liabilities	1,226,534	2,035,781	261,638
Other payable	823,580	—	—
TOTAL CURRENT LIABILITIES	114,282,752	133,592,110	17,169,236
NET CURRENT LIABILITIES	(36,287,480)	(22,335,867)	(2,870,602)

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit terms ranging from 60 to 180 days, depending on their reputation, transaction history and the products purchased. Our net of accounts receivable increased by 32.8% to HKD73,118,737 (US$9,397,208) for the year ended September 30, 2025 from HKD55,063,982 for the year ended September 30, 2024. This was primarily driven by repayments received from long-outstanding customers, which resulted in a significant reduction in the provision for expected credit losses during the financial year and an increase in the number of orders driven by the increased sales.

In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Delinquent account balances are written off against allowance for expected credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Our management regularly reviews the outstanding accounts and provides an allowance for expected credit losses. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for expected credit losses.

Our provision for expected credit losses accounts decreased by 75.8% to HKD4,386,979 (US$563,814) as of September 30, 2025, from HKD18,154,619 as of September 30, 2024. This decrease was primarily driven by significant collection receipts from a major long-aged customer during the year ended September 30, 2025, which led to a reduction in the overall historical loss rate and management’s reassessment of the expected credit losses for these customers.

Allowance for expected credit losses accounts were HKD18,154,619 and HKD4,386,979 (US$563,814) as of September 30, 2024 and 2025, respectively due to significant collections received from the customer.

Amount due from related party

The amount due from the related party reflects payments made on behalf of the shareholder and related parties by JM Manufacturing (HK) Limited. As of September 30, 2025, our amount due from the related party has been decreased significantly by 100% to nil. This decrease was primarily attributable to the full settlement of balances by the controlling shareholder and the CEO of the Company, Mr. Ting.

Prepayments

Our prepayments increased to HKD20,109,711 (US$2,584,497) as of September 30, 2025, from HKD11,006,599 as of September 30, 2024. This significant increase was primarily due to higher trade deposits paid to manufacturers as advance payments for goods to be delivered in the future, which serve as security or partial payment for upcoming deliveries.

Other current assets

Our other current assets increased to HKD380,698 (US$48,927) as of September 30, 2025, from HKD16,653 as of September 30, 2024. This significant increase was primarily due to the customer holding the security deposits for goods ordered and this deposit will be refunded to the Company once the goods have been delivered.

Loans

The loans comprise short-term and long-term loans, including the current portion, with Standard Chartered Bank and Bank of China. As of September 30, 2025, our short-term loans decreased by 13% to HKD35,073,118 (US$4,507,591), and long-term loans decreased by 26% to HKD7,637,776 (US$981,606). This reduction was mainly due to the scheduled maturity of certain long-term borrowings and ongoing repayments made by the company.

Accounts payable

Our accounts payable significantly increased by 36.7% to HKD88,109,787 (US$11,323,855) as of September 30, 2025, from HKD64,439,616 as of September 30, 2024. This increase was primarily due to higher purchase volumes driven by increased sales orders during the financial year. Procurement in September was particularly high compared to the same month last year, reflecting seasonal demand. In addition, timing differences in supplier payments, which are generally settled within 60–180 days, resulted in payments being made subsequent to year-end.

Finance lease obligation, current

The finance lease obligation primarily relates to motor vehicles. As of September 30, 2025, our finance lease obligation slightly decreased by 65.9% to HKD27,622 (US$3,550), this was primarily due to the repayments made as lease approached its maturity date.

Operation lease obligation, current

The operating lease obligation pertains to the office rental. Our operating lease obligation increased by 33% to HKD910,917 (US$117,071) as of September 30, 2025 was primarily attributable to the expiration of the prior office lease and the execution of a new office lease agreement with landlord as well as the new recognition of residential unit during the financial year.

Taxes payable

Our taxes payable were HKD3,192,873 (US$410,348) as of September 30, 2025 compared to HKD1,624,235 as of September 30, 2024. The increase is aligned with the increase in profit before income taxes.

Accrued expenses

Our accruals decreased to HKD2,094,325 (US$269,162) as of September 30, 2025 from HKD2,487,951 as of September 30, 2024, principally due to primarily due to higher accruals for legal, professional, and auditor’s remuneration incurred in connection with the preparation for the public listing as of year ended September 30, 2024. In comparison, accrued expenses decreased during the current year, primarily because audit fees payable as of September 30, 2024 has included unsettled balances carried over from prior years, whereas audit fees payable as of September 30, 2025 reflected only obligations incurred for the current year.

Commission payable

The commission payable represents amounts owed to sales representatives, agents, or other parties for services rendered in connection with sales transactions. Our commission payable increased by 210% to HKD343,111 (US$44,097) as of September 30, 2025 from HKD110,633 as of September 30, 2024 was primarily due to the higher commission expenses incurred in connection with the increase in sales during the financial year.

Amount due to related party

The amount due to a related party is nil as of September 30, 2025, as the balance was related to payments made on behalf of the Company by Mr. Ting, the controlling shareholder and CEO of the Company, had been outstanding for more than one year and was reclassified to non-current liabilities.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. As of September 30, 2025 and September 30, 2024, the contract liabilities of the Company amounted to HKD2,035,781 (US$261,638) and HKD1,226,534, respectively. The increase in contract liabilities as of September 30, 2025 was mainly due to additional deposits received from the customers for their purchase orders, which had not yet been recognized as revenue.

Other payable

Our other payable is primarily related to disputed payables to manufacturers, renovation costs, payroll expense payable, and tax penalties. The decrease in other payable from HKD823,580 as of September 30, 2024 to nil as of September 30, 2025 was primarily attributable to the full settlement of these balances with the respective counterparties.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the year	15,753,843	7,911,340	4,858,613	624,428
Net cash (used in) provided by operating activities	(3,688,221)	1,462,302	16,153,012	2,075,982
Net cash provided by (used in) investing activities	9,757,860	(6,331,937)	7,049,425	905,991
Net cash (used in) provided by financing activities	(13,894,142)	1,816,908	(10,413,953)	(1,338,399)
Effect of foreign exchange on cash, cash equivalents and restricted cash	—	—	—	—
Cash and cash equivalents at the end of the year	7,911,340	4,858,613	17,647,097	2,268,002

Net cash (used in) provided by operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended September 30, 2023, net cash used in operating activities of HKD3,688,221 (US$474,717) primarily resulted from our net losses of HKD26,282,350 (US$3,382,845), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment of HKD136,290 (US$17,404), amortization of right-of-use assets of HKD1,328,014 (US$169,587), provision for expected credit losses accounts of HKD8,505,786 (US$1,086,189) and unrealized foreign currency translation of HKD84,123 (US$10,743). Changes in operating assets and liabilities mainly included: (i) an increase in accrued expenses of HKD4,821,459 (US$615,702) due to the accrued legal and professional fee, auditor’s remuneration for the preparation of public listing; (ii) a decrease in prepayments of HKD4,449,216 (US$568,165) and partially offset by (i) an increase in accounts receivable of HKD18,585,959 (US$2,373,427); (ii) a decrease in operating lease obligation of HKD1,328,014 (US$169,587) due to a new lease signed for HK office and repayment of lease; (iii) a decrease in accounts payable of HKD346,077 (US$44,194) due to lower stock orders and repayment made to supplier; (iv) a decrease in contract liabilities of HKD5,586,315 (US$713,372) due to the recognition to revenue.

For the year ended September 30, 2024, net cash generated in operating activities of HKD1,462,302, primarily resulted from our net income of HKD7,028,442, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment of HKD61,128, amortization of right-of-use assets of HKD1,139,065, provision for expected credit losses accounts of HKD638,940 and unrealized foreign currency translation of HKD564,916. Changes in operating assets and liabilities mainly included: (i) a decrease in accrued expenses of HKD2,427,810 due to the decrease in accrued legal and professional fee, and auditor’s remuneration for the preparation of public listing; and (ii) a decrease in accounts receivable of HKD29,331,787 and (iii) a decrease in operating lease obligation of HKD1,139,065 due to a lease repayment of the HK office; (iv) a decrease in contract liabilities of HKD2,491,395 due to the recognition to revenue and partially offset by (v) an increase in prepayments of HKD2,306,417 and (vi) an increase in accounts payable of HKD26,849,556 due to higher stock orders and slower repayment made to supplier; and (vii) an increase in prepayments of HKD2,306,417.

For the year ended September 30, 2025, net cash provided by operating activities of HKD16,153,012 (US$2,075,982) primarily resulted from our net income of HKD18,654,763 (US$2,397,507), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment of HKD24,872 (US$3,197), amortization of right-of-use asset of HKD1,206,682 (US$155,083), reversal for expected credit losses accounts of HKD13,767,640 (US$1,769,415) and gain from unrealized foreign currency translation of HKD413,151 (US$53,098). Changes in operating assets and liabilities mainly included: (i) an increase in prepayment of HKD9,103,112 (US$1,169,930) due to advance payment made to the manufacturers for goods and service providers; (ii) an increase in accounts receivable of HKD3,979,405 (US$511,432) due to the increase in the number of orders driven by the increased sales, (iii) a decrease in operating lease obligation of HKD1,206,682 (US$155,083) due to a lease repayment of the HK office, (iv) a decrease in other payable of HKD823,580 (US$105,847) due to full settlement of penalties with the counterparties and partially offset by (i) an increase in accounts payables of HKD23,862,623 (US$3,066,820) due to higher purchase volumes resulting from increased customer demand; (ii) an increase in contract liabilities of HKD809,247 (US$104,004) due to additional deposits received from the customers for their purchase orders, (iii) increase in tax payables of HKD1,568,638 (US$201,601) due to increase in profit as compared to prior year.

Net cash provided by (used in) investing activities

For the year ended September 30, 2023, net cash provided by investing activities was HKD9,757,860, which the funds were primarily from the shareholder.

For the year ended September 30, 2024, net cash used in investing activities was HKD6,331,937, which the funds were primarily to repayment of amount due from the shareholder.

For the year ended September 30, 2025, net cash provided by investing activities was HKD7,049,425 (US$905,991), which the funds were primarily to proceeds from amount from the shareholder.

Net cash (used in) provided by financing activities

For the year ended September 30, 2023, net cash used in financing activities was HKD13,894,142, which was primarily related to the repayment of bank loan and factoring arrangement, and a certain dividend payment to shareholders.

For the year ended September 30, 2024, net cash provided by financing activities was HKD1,816,908, which was primarily related to the proceeds from bank loans and factoring arrangement.

For the year ended September 30, 2025, net cash used in financing activities was HKD10,413,953 (US$1,338,399), which was primarily related to the repayments of bank loans, factoring arrangement as well as the repayment of deferred initial public offering cost of HKD2,375,092 (US$305,246) during the financial year.

Capital Expenditures

We did not incur any capital expenditures for the year ended September 30, 2025 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2025, cash balance of HKD17,647,097 (approximately US$2,268,002) was maintained at financial institutions in Hong Kong across two (2) major reputable banks.

We have designed credit policies with an objective of minimizing their exposure to credit risk. Our accounts receivable is short term in nature, and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivable. These assets are subject to credit evaluations. An allowance, where applicable, would make up for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactures from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactures from Hong Kong to abroad, accounted for 50% and 40% of the Company’s total accounts receivable, respectively. As of September 30, 2025, two major customers, one of which is a distributor that represents and sells brands of well-known manufactures from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactures from Hong Kong to abroad, accounted for 30% and 59% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2023, one major customer, one of which is a distributor that represents and sells brands of well-known manufactures from the US and abroad, accounted for 83% of the Company’s total revenues.

For the year ended September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactures from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactures from Hong Kong to abroad, accounted for 69% and 24% of the Company’s total revenues respectively.

For the year ended September 30, 2025, two major customers, one of which is a distributor that represents and sells brands of well-known manufactures from the US and abroad, and the other one of which is a distributor that represents and sells brands of manufactured goods from Hong Kong to abroad, accounted for 66% and 24% of the Company’s total revenues respectively.

Manufacturers concentration risk

As of September 30, 2024, one manufacturer accounted for 16.7% of the total balance of accounts payables. As of September 30, 2025, two manufacturers accounted for 38.8% and 11.9% of the total balance of accounts payables, respectively.

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of the Company’s total purchases, respectively.

For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of the Company’s total purchases, respectively.

For the year ended September 30, 2025, two manufacturers accounted for 20.8% and 15.1% of the Company’s total purchases, respectively.

Interest rate risk

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Unit 812, 8/F, Harbour Center Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong.

Name	Age	Position(s)
Chun Kwok Stanley Ting	49	Chief Executive Officer, Chairman of the Board of Directors and Director
Rita Ting	56	General Counsel and Director
Kin Zheng	39	Chief Financial Officer
Yue Chun Stephen Fung	50	Independent Director
Man Kit Chiu	46	Independent Director
Li Sze Wai	42	Independent Director

The following is a brief biography of each of the Company’s executive officers and directors:

Stanley Ting, Chief Executive Officer, Chairman, and director.    Mr. Ting is the founder of the Company and currently serves as the Chief Executive Officer and Chairman of the Board of Directors of JM Group. He has also served as the Chief Executive Officer and director of JM Manufacturing HK, JM Group’s operating subsidiary since 2016. Mr. Ting has over two decades of experience in product wholesale, sourcing and manufacturing, with extensive experience in sourcing household products such as toys, seasonal decorations, furniture, and other goods from China, Vietnam, & India to global markets. From 2002 to 2008, Mr. Ting served as director of sales for US market for Justen Holdings Limited, a Hong Kong trading company. Based on his intimate knowledge of the U.S. and South America retail industries, in 2008, he started his own product sourcing and wholesale company, JM Manufacturing Ltd., and served as its Chief Executive Officer and director, until he merged its operations into JM Manufacturing HK, JM Group’s operating subsidiary, he founded in 2016. Mr. Ting received his bachelor’s degree in Finance from Boston University.

We believe Mr. Ting qualifies as the company’s director because of his deep knowledge of the Company’s business and extensive experience in the sourcing industry for global markets.

Rita Ting (aka Rita Ting-Hopper), General Counsel and director.    Ms. Ting has served as the General Counsel of the Company since December 2025 and as the General Counsel of JM Manufacturing HK since January 2025. She has over 20 years of experience in the legal industry. Ms. Ting was listed in the Top 50 Attorneys of Virginia for 2023 by Attorney Intel. Before joining JM Group, Ms. Ting served as Deputy General Counsel for Kerecis, a biotechnology company, from November 2022 until its acquisition by Coloplast Corp. in December 2023. Prior to that, from October 2017 to November 2022, Ms. Ting was the founder and Chief Executive Officer of Festi LLC, the developer of a booking platform for local and community events and activities. Before joining entrepreneurship, Ms. Ting was a senior litigation attorney at Orlans PC (f/k/a Draper and Goldberg) between June 2022 and Oct 2017 specializing in business and commercial litigation. Ms. Ting received a J.D. degree from the Southern Methodist University Dedman School of Law in 1995, and a bachelor’s degrees in business administration and French from Pepperdine University in 1992.

We believe Ms. Ting qualifies as the company’s director because of her background in the legal industry.

Kin Zheng, Chief Financial Officer.    Mr. Zheng has served as the Chief Financial Officer of the Company since December 2025 and as the financial controller of JM Manufacturing HK since 2023, responsible for supervising accounting and finance function of the company. He joined JM Manufacturing HK in 2014. He served as the divisional merchandising manager between March 2014 and July 2020, and then served as the operation manager from June 2018 to April 2023. Before joining us, Mr. Zheng was the logistic and operation executive of Shing Yuan Limited, a Hong Kong paper manufacturing company, from 2010 through 2013. Prior to that, Mr. Zheng served as personal wealth consultant at Success International Bullion (HK) Ltd. Mr. Zheng received his Bachelor of Business Administration degree in Management from Zhejiang University, China in 2009.

Mr. Yue Chun Stephen Fung, Independent Director. Mr. Fung has served as an independent director of the Company since December 2025. Mr. Fung has extensive experience in the retail and consumer goods industries. Currently, he is a non-executive director and member of the audit committee of the board of directors of China-Hong Kong Photo Products Holdings Limited (HKSE: 1123), a Hong Kong listed photo and imaging solutions developer and retailer. Since November 2018, Mr. Fung has been service as the China President of Fung Group that he joined in 2001, a Hong Kong based holding company with portfolio in the consumer goods industry, responsible for representing the interests of Fung Group and driving its growth in China. He is also the founder and Chief Executive Officer of Fung Kids Fashion (Holding) Limited, overseeing the children’s apparel, footwear and accessories retailing business. He was also the Vice President of Portfolio Management at Aetos Japan, an asset management firm that focuses on real estate assets. He has also held positions as a director of Fung Retailing Limited, a director of Toys“R”Us Asia and a director of Suhyang Networks Co., Ltd. Mr. Fung received his bachelor’s degree in Economics from Boston College in 1999 and his M.B.A. degree from the International University of Japan in 2005.

We believe Mr. Fung qualifies as the company’s director because of his experience as a public company director and his extensive experience in the retail and consumer goods industries.

Mr. Man Kit Chiu, Independent Director. Mr. Chiu has served as an independent director of the Company since December 2025. Mr. Chiu has more a decade of experience in the financial industry. Mr. Chiu has served as a director of Sino Wealth Asset Management Limited, a Hong Kong based asset management firm licensed by the Hong Kong Securities & Future Commission (SFC), since September 2024, responsible for operations and management matters. From January 2022 to May 2024, Mr. Chiu served as the responsible officer of Poly Treasure Holdings Limited, a SFC licensed asset and investment management firm. Before joining Poly Treasure, Mr. Chiu served as a director of Nice Talent Asset Management Limited, a SFC licensed asset management firm, from November 2018 to December 2021. From 2017 to 2018, Mr. Chiu managed a global multi-assets fund and a Hong Kong property fund for SFC licensed Visionary Group Capital Management Limited. He joined Visionary Group after working for SFC licensed firms Tiger Securities Asset Management Company Limited and Target Capital Management Limited to manage Hong Kong equity funds. Mr. Chiu holds a SFC Type 4 (Advising on securities) and Type 9 (Asset Management) license in Hong Kong. He received his bachelor’s degree in Finance from Albright College in the United States.

We believe Mr. Chiu qualifies as the company’s director because of his extensive experience in equity capital market, asset management and corporate finance.

Sze Wai Li, Independent Director.    Ms. Li has served as an independent director of the Company since December 2025. Ms. Li has over 15 years of experience in professional auditing, corporate accounting and financial management. She currently serves as an executive director of Nice Talent Asset Management Limited., since July 2023, responsible for supervising finance, accounting and human resource matters. Prior to that, from February 2020 to July 2023 Ms. Li was the finance manager of the same company, responsible for accounting, finance and human resources matters. Currently, she also works as a senior manager at Nice Talent Capital Limited, a consultancy company in Hong Kong since 2015, overseeing accounting function of the company and providing accounting advisory services to clients. Prior that, Ms. Li was the project and investment manager of a Hong Kong company specializing in global commodities investment and trading, from 2011 through 2015. Earlier in her career, Ms. Li worked as an auditor for KPMG from 2006 through 2010, with her last position being Assistant Manager. Ms. Li received a Bachelor of Business Administration degree from the Chinese University of Hong Kong in 2006 and a Master of Laws in Corporate and Financial Law from The University of Hong Kong in 2014. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since February 2010.

We believe Ms. Li qualifies as the company’s director because of her experience in accounting and financial management.

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K, except that our Chairman and Chief Executive Officer, Mr. Ting is brother of our director, Ms. Ting.

In addition, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Compensation of Executive Officers

For the year ended September 30, 2025, we paid an aggregate of HKD1,267,500 (US$162,890) in cash to the Company’s executive officers and directors, and for the year September 30, 2023, we paid an aggregate of HKD1,267,500 (US$161,860) in cash to the Company’s executive officers and directors. The said payment was made by JM Manufacturing HK, our wholly-owned subsidiary. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Employment Agreements

We have entered into an employment agreement (an “Operative Employment Agreement”) by and between JM Manufacturing HK and Mr. Zheng, our Chief Financial Officer and the financial controller of JM Manufacturing HK, on June 1, 2021. The Operative Employment Agreement provides the salary, remuneration and benefits of Mr. Zheng.

On December 9, 2025, the Company signed an employment agreement with each of Mr. Ting, Ms. Ting and Mr. Zheng.

Pursuant to each of the employment agreement, each officer will be appointed to their position for an initial term of 12 months and will be automatically extended for successive 12-month periods unless terminated earlier pursuant to the terms of the employment agreement. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his or her employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board.

The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment.

Except as disclosed above, we have not entered into other employment agreements with the Company’s officers.

Compensation of Independent Directors

For the fiscal year ended September 30, 2025, we did not provide any compensation to the Company’s independent directors.

Offer Letters

On December 9, 2025, we entered into an offer letter with each of our independent directors. Pursuant to the offer letter, each director will receive cash compensation of $500 per month.

C. Board Practices

Board of Directors

The Company’s board of directors consists of five directors. The Company’s board of directors has determined that the Company’s three independent directors, Yue Chun Stephen Fung, Man Kit Chiu and Sze Wai Li satisfy the “independence” requirements of Section 803 of the NYSE American Company Guide and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s amended and restated memorandum and articles of association. The Company has the right to seek damages if the duty owed by the Company’s directors is breached.

The functions and powers of the Company’s board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director is appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by the Company’s shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which consists of five members, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

The Company has established three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee consists of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li. Ms. Li is the chairman of the Company’s audit committee. The Company has determined that each of Mr. Fung, Mr. Chiu and Ms. Li satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Ms. Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company.

The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee. The Company’s compensation committee consists of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li. Mr. Fung is the chairman of the Company’s compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for the Company’s most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of the Company’s directors; and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee consists of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li. Mr. Chiu is the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committee.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to the Company’s board of directors or for appointment to fill any vacancy;

●	reviewing annually with the Company’s board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to the Company;

●	identifying and recommending to the Company’s board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Company’s board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of the Company’s Board. The Company has conducted Board meetings regularly since inception. Each of the Company’s directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this Annual Report, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at the Company’s annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the F-1 filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Clawback Policy

We have adopted a Clawback Policy (the “Clawback Policy”) providing that in connection with an accounting restatement of our previously issued financial statements, we have the discretion to recover from current and former executive officers of the Company of certain incentive-based compensation that otherwise would not have been paid had it been determined based on the restated financial statements. A copy of the Clawback Policy was filed as Exhibit 99.10 to the F-1 filed in connection with our IPO, which is incorporated by reference to this Annual Report.

D. Employees

As of the date of this Annual Report, we have a total of 20 full-time employees.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Holding’s Ordinary Shares as of the date of this Annual Report for:

●	each of the Company’s directors, and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership of each listed person of the Company is based on 20,312,500 Ordinary Shares outstanding as of the date of this Annual Report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Chun Kwok Stanley Ting	8,160,000	40.2%
Rita Ting	-	-%
Kin Zheng	-	-
Yue Chun Stephen Fung	-	-
Man Kit Chiu	-	-
Li Sze Wai	-	-
All directors and executive officers as a group	8,160,000	40.2%
	-	-
5% Principal Shareholders:	-	-
Chun Kwok Stanley Ting	8,160,000	40.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 812, 8/F, Harbour Center Tower, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of the date of this Annual Report, there were 13 holders of record entered in our ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, other than our Chairman and CEO, Chun Kwok Stanley Ting, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions since incorporation, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this Annual Report.

a. Nature of Related Party Relationships

Name	Relationship with the Company
Mr. Ting Chun Kwok Stanley (“Mr. Ting”)	Controlling shareholder, Chief Executive Officer and Chairman of the Company and Executive Director of JM Manufacturing (HK) Limited, and Director of JM Group Limited
JMJM Limited	100% shareholding owned by Mr. Kin Zheng, a CFO of the Company and of JM Manufacturing (HK) Limited
Uniqloop Hong Kong Limited	25% shareholding owned by Mr. Ting (Chief Executive Officer), 25% shareholding owned by Mr. Ivan Chan (COO) and 10% shareholding owned by Mr. Kin Zheng (CFO) of the Company and of JM Manufacturing (HK) Limited
Tooti & Beyond Limited	100% shareholding owned by Mr. Ivan Chan, a COO of the Company and of JM Manufacturing (HK) Limited

b. Due from a related party

Due from a related party consisted of the following:

Name	As of September 30, 2023	As of September 30, 2024	As of September 30, 2025	As of September 30, 2025
	HKD	HKD	HKD	US$
Mr. Ting (1)	—	7,049,425	—	—
JMJM Limited (2)	329,073	—	—	—
Uniqloop Hong Kong Limited (3)	67,117	—	—	—
Tooti & Beyond Limited (4)	321,298	—	—	—
Total purchase from related party	717,488	7,049,425	—	—

(1)	The receivable represented payments made on behalf of the director and shareholder by JM Manufacturing (HK) Limited. The amount was wholly settled in cash subsequently on April 3, 2025.

(2)	Payments made on behalf of the CFO by the entity for operating purposes. The amount was wholly transferred to Stanley on September 30, 2024.

(3)	Payments made on behalf of the COO and shareholder by the entity for operating purposes. The amount was wholly settled in cash subsequently on August 22, 2024.

(4)	Payments made on behalf of the COO and shareholder by the entity for operating purposes. The amount was wholly transferred to Stanley on September 30, 2024.

c. Accounts due to a related party

Due to a related party consisted of the following:

Name	As of September 30, 2023	As of September 30, 2024	As of September 30, 2025	As of September 30, 2025
	HKD	HKD	HKD	US$
Mr. Ting (1) (2)	(1,568,646)	(6,006)	—	—
Total	(1,568,646)	(6,006)	—	—

(1)	On September 25, 2024, the Company entered into a debt waiver agreement with Mr. Ting, a director and shareholder of the Company, for the waiver of debt totaling HKD1,568,646 by Mr. Ting.

(2)	During the fiscal year ended of September 30, 2025, the Company has subsequently repaid the amount of HKD6,006 (US$772) to Mr. Ting, a controlling shareholder and the CEO of the Company in January 2026.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreement.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Spin-balls LLC, a Florida-based toy developer, filed a case in the U.S. Federal District Court for the Southern District of Florida on December 1, 2023 against several defendants, including the Company, alleging patent infringement, trade dress infringement and unfair competition in violation of the laws of the United States and the State of Florida. Damages are unspecified. The case was settled, and settlement payment was paid by the Company in July 2024, and subsequently the Company claimed the amount HKD4,456,253 (US$573,572) with its supplier.

Except as disclosed above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares are currently listed on NYSE American under the symbol “JMG” since December 10, 2025.

On December 9, 2025, the Company’s registration statement on Form F-1 (SEC File No. 333- 289556) relating to an IPO of up to 4,312,500 Ordinary Shares was declared effective by the SEC. On December 11, 2025, the IPO was closed with 3,750,000 Ordinary Shares issued at a public offering price of $4.00 per share. On December 17, 2025, upon the underwriters’ exercise of the Over-Allotment Option, the Company sold 562,500 Ordinary Shares at a price of $4.00 per share. As a result, the Company has raised gross proceeds of $17,250,000 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently listed on the NYSE American under the symbol “JMG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our F-1, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association are filed as Exhibit 2.1 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our F-1 in connection with the IPO, which sections are incorporated herein by reference.

D. Exchange Controls

Under the British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of JM Group’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in JM Group’s ordinary shares. It is directed to U.S. Holders (as defined below) of JM Group’s ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of the annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in JM Group’s Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold JM Group’s ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of the annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of the annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of JM Group’s ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding JM Group’s ordinary shares are urged to consult their tax advisors regarding an investment in JM Group’s ordinary shares.

JM GROUP URGES POTENTIAL PURCHASERS OF JM GROUP’S ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF JM GROUP’S ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding JM Group’s ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of JM Group’s voting shares (including by reason of owning JM Group’s ordinary shares);

●	persons who acquired JM Group’s ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding JM Group’s ordinary shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding JM Group’s ordinary shares; or

●	persons holding JM Group’s ordinary shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares of the Company. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of JM Group’s ordinary shares.

Taxation of Dividends and Other Distributions on JM Group’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to JM Group’s ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of JM Group’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) JM Group’s ordinary shares are readily tradable on an established securities market in the United States, or JM Group is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) JM Group is not a PFIC for either JM Group’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, JM Group’s ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States, provided they are listed on the NYSE American. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to JM Group’s ordinary shares, including the effects of any change in law after the date of annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to JM Group’s ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds JM Group’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. JM Group does not intend to calculate JM Group’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of JM Group’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the JM Group’s ordinary shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to JM Group’s ordinary shares and proceeds from the sale, exchange or redemption of JM Group’s ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. JM Group does not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to JM Group’s ordinary shares, subject to certain exceptions (including an exception for JM Group’s ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold JM Group’s ordinary shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

In general, JM Group will be a PFIC for any taxable year in which:

●	at least 75% of JM Group’s gross income is passive income, or

●	at least 50% of the value (based on a quarterly average) of JM Group’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If JM Group owns at least 25% (by value) of the stock of another corporation, JM Group will be treated, for purposes of determining whether it is a PFIC, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

Based on the manner in which JM Group currently operate its business, the current and expected composition of its income and assets and the expected value of its assets (including the value of its goodwill, which is based on the price of its Ordinary Shares), JM Group does not believe that it was a PFIC for its taxable year ended September 30, 2025. However, PFIC status is determined annually based on the Company’s income, assets and activities for the entire taxable year, thus it is not possible to determine whether JM Group will be characterized as a PFIC any taxable year until after the close of that year. Because JM Group holds a substantial amount of cash, it may be or become a PFIC if its market capitalization declines. Accordingly, there can be no assurance that JM Group will not be a PFIC for its current taxable year ending December 31, 2026 or any future taxable year.

If JM Group is a PFIC for any taxable year during which you hold JM Group’s Ordinary Shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of JM Group’s Ordinary Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for JM Group’s Ordinary Shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for JM Group’s Ordinary Shares,

●	the amount allocated to the current taxable year, and any amount allocated to any taxable year in your holding period prior to the first taxable year in which JM Group is a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether JM Group is a PFIC is made annually, if it is a PFIC for any taxable year in which you hold JM Group’s ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold JM Group’s ordinary shares (even if it does not qualify as a PFIC in any subsequent years). However, if JM Group ceases to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Ordinary Shares had been sold on the last day of the last taxable year during which it was a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to JM Group’s Ordinary Shares provided such Ordinary Shares are treated as “marketable stock.” JM Group’s ordinary shares generally will be treated as marketable stock if JM Group’s ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to shareholders if JM Group’s Ordinary Shares are quoted on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that JM Group’s ordinary shares will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, for each taxable year that JM Group is a PFIC, you will include as ordinary income the excess of the fair market value of your Ordinary Shares at the end of the year over your adjusted basis in the Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of JM Group’s ordinary shares in a year that JM Group is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted basis in JM Group’s ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions, in each case, to the extent provided for under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless JM Group’s ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election is generally available to holders of PFIC stock (but not warrants), but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. JM Group does not intend, however, to determine its earnings and profits or net capital gain under United States federal income tax principles, nor does it intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if JM Group was a PFIC at any time during the period you hold the Ordinary Shares, then such JM Group’s ordinary shares will continue to be treated as stock of a PFIC with respect to you even if JM Group ceases to be a PFIC in a future year, unless you make a “purging election” for the year it ceases to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of JM Group’s ordinary shares at their fair market value on the last day of the last year in which it is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of JM Group’s ordinary shares on the last day of the last year in which JM Group is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in JM Group’s ordinary shares for tax purposes.

If JM Group is a PFIC for any taxable year during which you hold JM Group’s ordinary shares and any of JM Group’s non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, if you make a mark-to-market election with respect to JM Group’s ordinary shares, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of JM Group’s non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of JM Group’s subsidiaries.

If you hold JM Group’s ordinary shares in any year in which it is classified as a PFIC, you will generally be required to file IRS Form 8621 and to provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of JM Group’s ordinary shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding JM Group’s ordinary shares if it is considered a PFIC in any taxable year and the availability, manner and advisability of making any elections.

Hong Kong Profits Taxation

JM Group’s subsidiary, JM Manufacturing HK, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

JM Manufacturing HK elected the two-tier profits tax rate for its tax years of 2022/2023, 2023/2024 and 2024/2025.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that JM Group has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the F-1 and the Final Prospectus in connection with our IPO with the SEC.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign Currency Risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Apart from Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

IPO

We consummated our IPO on December 11, 2025, and the offering of the over-allotment option from the IPO on December 17, 2025. In the aggregate, we received aggregate gross proceeds of US$17.25 million from the IPO of 4,312,500 Ordinary Shares at an offering price of $4.00 per share, before deducting underwriting discounts and other related expenses.

We have earmarked the proceeds of the IPO as follows: 25% on brand promotion and marketing; 25% on recruitment of talented personnel; 25% on strategic investments and acquisitions; and 25% on general working capital.

As of this annual report, we have no specific acquisition or investment targets, agreements, or commitments. We intend to seek complementary businesses, products or services.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the IPO. Our management, however, will have significant flexibility and discretion to apply the net proceeds of the IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of the IPO differently than as described in this Annual Report. To the extent that the net proceeds JM Group receives from the IPO are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of September 30, 2025, were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended September 30, 2025 and 2024, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of September 30, 2025. The material weakness identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of policies and controls in place. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Corporate Structure - JM Group’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of JM Group’s Ordinary Shares.”

Notwithstanding the material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sze Wai Li is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the F-1, which is incorporate by reference to this Annual Report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees have been incurred, on an as-accrued basis, by WWC, P.C. for the years ended September 30, 2025, and September 30, 2024 with the following table, respectively:

	September 30, 2025	September 30, 2024
	USD$	USD$
Audit Fees*

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, a copy of which is filed as an exhibit to this Annual Report.

The policy provides a periodic blackout period where in the event that only semi-annual and annual financial results of the Company are filed or furnished with the SEC or publicly available to its shareholders through other distribution channel, trading in the Company’s securities is prohibited during the period beginning at the close of the market on the fifteenth (15th) calendar day preceding the end of a semi-annual period or fiscal year and ending at the close of the market on the second (2nd) business day after the Company’s financial results are publicly released or disclosed.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Governance

Our cybersecurity program is managed by our Chief Financial Officer, Kin Zheng  , for implementing company-wide cybersecurity policies, protocols, and procedures. Our Audit Committee is responsible for overseeing our cybersecurity program. The Chief Financial Officer reports to our board of directors and our Chief Executive Officer.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of JM Group Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Ordinary Shares (Previously filed; incorporated by reference to Exhibit 2.1 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
2.2	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.2	Form of Purchase Order between JM Manufacturing (HK) Limited and Harvest Giant Inc. Limited (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.3	Vendor Agreement, with Five Below (August 2023 version) (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.4	Vendor Agreement, with Five Below (2025 version).
4.5	Commission Agreement, dated April 1, 2022, by and between JM Manufacturing (HK) Limited and Sales Agent (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.6	Employment Agreement, dated December 9, 2025 by and between the Registrant and Chun Kwok Stanley Ting.
4.7	Employment Agreement, dated December 9, 2025 by and between the Registrant and Kin Zheng.
4.8	Employment Agreement, dated December 9, 2025 by and between the Registrant and Rita Ting.
4.9	Form of Offer Letter, by and between the Registrant and the Registrant’s independent directors (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.10	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333-289556)).
4.11	Form of Lock-Up Agreement with the Registrant’s directors and officers.
8.1	List of Subsidiary
11.1	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JM Group Limited

By:	/s/ Chun Kwok Stanley Ting
Name:	Chun Kwok Stanley Ting
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	February 10, 2026

JM GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JM Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JM Group Limited and its subsidiary (collectively the “Company”) as of September 30, 2024 and 2025, and the related consolidated statements of income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the consolidated financial statements, the Company has a significant working capital deficiency, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
 WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2024
San Mateo, California
 February 10, 2026

JM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	4,858,613	17,647,097	2,268,002
Accounts receivable, net	55,063,982	73,118,737	9,397,208
Prepayments	11,006,599	20,109,711	2,584,497
Amount due from related party	7,049,425	—	—
Other current assets	16,653	380,698	48,927
TOTAL CURRENT ASSETS	77,995,272	111,256,243	14,298,634

NON-CURRENT ASSETS
Property and equipment, net	114,559	89,687	11,527
Deposits	516,303	671,353	86,282
Deferred initial public offering cost	465,001	2,840,093	365,008
Right-of-use assets – operating lease	684,418	910,917	117,071
TOTAL NON-CURRENT ASSETS	1,780,281	4,512,050	579,888
TOTAL ASSETS	79,775,553	115,768,293	14,878,522

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short-term loan	40,228,954	35,073,118	4,507,591
Long-term loan, current portion	2,569,828	1,804,576	231,924
Accounts payable	64,439,616	88,109,787	11,323,855
Finance lease obligation, current	80,997	27,622	3,550
Operating lease obligation, current	684,418	910,917	117,071
Taxes payable	1,624,235	3,192,873	410,348
Accrued expenses	2,487,951	2,094,325	269,162
Commission payable	110,633	343,111	44,097
Amount due to related party	6,006	—	—
Contract liabilities	1,226,534	2,035,781	261,638
Other payable	823,580	—	—
TOTAL CURRENT LIABILITIES	114,282,752	133,592,110	17,169,236

NON-CURRENT LIABILITIES
Long-term loan, non-current	7,782,965	5,833,200	749,682
Finance lease obligation, net of current portion	27,622	—	—
Amount due to related party, non-current	—	6,006	772
TOTAL NON-CURRENT LIABILITIES	7,810,587	5,839,206	750,454
TOTAL LIABILITIES	122,093,339	139,431,316	17,919,690

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary Shares, US$0.0000625 par value, 800,000,000 Ordinary Shares authorized, and 16,000,000 Ordinary Shares issued and outstanding as of September 30, 2024 and 2025, respectively(1)	7,831	7,831	1,000
Additional paid-in capital	11,692,169	11,692,169	1,502,676
Accumulated losses	(54,017,786)	(35,363,023)	(4,544,844)
TOTAL SHAREHOLDERS’ DEFICIT	(42,317,786)	(23,663,023)	(3,041,168)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	79,775,553	115,768,293	14,878,522

(1)	Giving retroactive effect to the 16,000-for-1 share split effected on July 24, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	For the Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
REVENUE
Sales of products	119,097,976	221,238,043	269,387,554	34,621,645

OPERATING EXPENSES
Merchandise costs	(107,284,282)	(188,757,892)	(231,201,997)	(29,714,043)
Selling, general and administrative expenses	(33,545,670)	(24,887,221)	(14,540,696)	(1,868,768)
Total operating expenses	(140,829,952)	(213,645,113)	(245,742,693)	(31,582,811)

(LOSS) INCOME FROM OPERATIONS	(21,731,976)	7,592,930	23,644,861	3,038,834

INTEREST INCOME (EXPENSE) AND OTHER INCOME (EXPENSE)
Interest expense, net	(3,057,359)	(3,399,000)	(2,505,348)	(321,987)
(Loss) gain from foreign currency exchange, net	(84,123)	564,916	154,725	19,885
Other income – litigation settlement	—	4,456,253	—	—
Government grants	108,000	—	—	—
Other income	—	427,696	36,619	4,706
Bank charge	(789,692)	(994,430)	(1,045,498)	(134,367)
Other expense	(728,000)	(58,964)	(61,958)	(7,963)
Total interest and other (expense) income, net	(4,550,374)	996,471	(3,421,460)	(439,726)
(LOSS) INCOME BEFORE INCOME TAX PROVISION	(26,282,350)	8,589,401	20,223,401	2,599,108
PROVISION FOR INCOME TAXES	—	(1,560,959)	(1,568,638)	(201,601)
NET (LOSS) INCOME	(26,282,350)	7,028,442	18,654,763	2,397,507

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted(1)	16,000,000	16,000,000	16,000,000	16,000,000
(LOSSES) EARNINGS PER SHARE
Basic and diluted	(1.64)	0.44	1.17	0.15

(1)	Giving retroactive effect to the 16,000-for-1 share split effected on July 24, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares			Additional		Total
	No. of Shares	Par Value	Share Capital	paid-in capital	Accumulated Losses	Shareholders’ Deficit
		HKD	HKD	HKD	HKD	HKD
BALANCE, September 30, 2022	16,000,000	0.000489	7,831	2,169	(25,763,878)	(25,753,878)
Net loss	—	—	—	—	(26,282,350)	(26,282,350)
Dividends distribution*	—	—	—	—	(9,000,000)	(9,000,000)
BALANCE, September 30, 2023	16,000,000	0.000489	7,831	2,169	(61,046,228)	(61,036,228)
Net income	—	—	—	—	7,028,442	7,028,442
Group restructuring – injection of operating subsidiary	—	—	—	11,690,000	—	11,690,000
BALANCE, September 30, 2024	16,000,000	0.000489	7,831	11,692,169	(54,017,786)	(42,317,786)
Net income	—	—	—	—	18,654,763	18,654,763
BALANCE, September 30, 2025	16,000,000	0.000489	7,831	11,692,169	(35,363,023)	(23,663,023)
BALANCE, September 30, 2025 (US$)			1,000	1,502,676	(4,544,844)	(3,041,168)

(1)	Giving retroactive effect to the 16,000-for-1 share split effected on July 24, 2025.

*	The Company has accounted for advance to certain shareholders as a reduction in capital in the form of dividends.

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net (loss) income	(26,282,350)	7,028,442	18,654,763	2,397,507

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	136,290	61,128	24,872	3,197
Amortization of right-of-use asset	1,328,014	1,139,065	1,206,682	155,083
Provision (reversal) for expected credit losses accounts	8,505,786	638,940	(13,767,640)	(1,769,415)
Loss (gain) from unrealized foreign currency translation	84,123	(564,916)	(413,151)	(53,098)
Changes in operating assets and liabilities:
Accounts receivable	18,585,959	(29,331,787)	(3,979,405)	(511,432)
Prepayments	(4,449,216)	2,306,417	(9,103,112)	(1,169,930)
Deposits	324,528	(108,271)	(155,050)	(19,927)
Other current assets	727,146	64,060	(364,045)	(46,787)
Other non-current assets	(58,960)	58,960	—	—
Accounts payable	(346,077)	26,849,556	23,862,623	3,066,820
Taxes payables	(819,243)	(210,055)	1,568,638	201,601
Accrued expenses	4,821,459	(2,427,810)	(393,626)	(50,589)
Commission payable	149,254	(240,012)	232,478	29,878
Contract liabilities	(5,586,315)	(2,491,395)	809,247	104,004
Operating lease obligation	(1,328,014)	(1,139,065)	(1,206,682)	(155,083)
Other payable	519,395	(170,955)	(823,580)	(105,847)
Net cash (used in) provided by operating activities	(3,688,221)	1,462,302	16,153,012	2,075,982

Cash flows from investing activities
Purchase of property and equipment	(168,163)	—	—	—
Proceeds from amount due from related party	32,949,324	173,776	8,291,628	1,065,639
Repayment of amount due from related party	(23,023,301)	(6,505,713)	(1,242,203)	(159,648)
Net cash provided by (used in) investing activities	9,757,860	(6,331,937)	7,049,425	905,991

Cash flows from financing activities
Proceeds from bank loans	61,103,687	71,562,320	39,793,451	5,114,248
Repayment of bank loans	(64,858,946)	(79,107,261)	(46,909,834)	(6,028,844)
Proceeds from factoring arrangement	89,225,679	128,813,127	162,137,560	20,837,893
Repayment under factoring arrangement	(91,739,595)	(129,035,806)	(162,979,041)	(20,946,040)
Repayment of finance lease	(193,613)	(77,831)	(80,997)	(10,410)
Dividend payments	(9,000,000)	—	—	—
Deferred initial public offering cost	—	(465,001)	(2,375,092)	(305,246)
Repayment of amount due to related party	—	(1,568,646)	—	—
Proceeds from amount due to related party	1,568,646	6,006	—	—
Additional capital contribution from shareholders	—	11,690,000	—	—
Net cash (used in) provided by financing activities	(13,894,142)	1,816,908	(10,413,953)	(1,338,399)
Change in cash	(7,824,503)	(3,052,727)	12,788,484	1,643,574
Effect of foreign exchange on cash	—	—	—	—
Cash at the beginning of the year	15,735,843	7,911,340	4,858,613	624,428
Cash at the end of the year	7,911,340	4,858,613	17,647,097	2,268,002

Supplementary cash flow information
Cash paid for income tax	819,243	1,771,014	—	—
Cash paid for interest expense	3,855,461	3,404,653	2,502,861	321,667

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease obligation	2,285,649	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

JM Group Limited (the “Company” or “JM Group”) is a holding company incorporated on May 27, 2024, under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of JM Manufacturing (HK) Limited (“JM Manufacturing”), a Hong Kong Company incorporated on June 17, 2016. The Company, through JM Manufacturing, is engaged in the sourcing and trading of sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games, and other products to retailers, distributors and wholesalers across the regions. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by JM Manufacturing.

On May 27, 2024, a reorganization of JM Manufacturing was completed under common control of its then existing shareholders, who collectively owned all of the equity interests of JM Group prior to the reorganization. JM Group and JM Manufacturing are under common control which results in the consolidation of JM Manufacturing at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the accompanying consolidated financial statements of JM Group.

Initial Public Offering

On December 17, 2025, the Company announced the closing of its initial public offering (“IPO”) of total 4,312,500 ordinary shares US$0.0000625 par value per stock share at an offering price of US$4.00 per stock share for a total of US$17,250,000 in gross proceeds including the exercise of the Over-Allotment Option. The Company raised total net proceeds of approximately US$15.1 million after deducting underwriting discounts and commissions and offering expenses. The common stock of the Company began trading on NYSE American exchange afterwards under the ticker symbol “JMG”.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
JM Group Limited (the “Company” or “JM Group”)	● A BVI company ● Incorporated on May 27, 2024	—	Investment holding

JM Manufacturing (HK) Limited (“JM Manufacturing”)	● A Hong Kong company ● Incorporated on June 17, 2016	100% owned by JM Group	Engaged in the sourcing and trading of toys, gifts, household products, and other products

Note 2 — Liquidity and going concern

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplates the continuation of the Company as a going concern. The going concern basis assumes that assets will be realized and liabilities will be settled in the ordinary course of business at the amounts reflected in the consolidated financial statements. The Company is in the process of commencing operations and generating revenue through the sale of its customized products in the United States.

As of September 30, 2025, the Company’s working capital deficit decreased to HKD22,335,867 (US$2,870,602) from HKD36,287,480 as of the same date in the prior year. However, despite generating net cash inflows of HKD16,153,012 (US$2,075,982) from operating activities for the year ended September 30, 2025, such cash inflows were not sufficient to fully offset the Company’s working capital deficit as of September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is attempting to generate sufficient revenue and borrow money from financial institutions; however, the Company’s cash position may not be sufficient to support the Company’s daily operations. Management intends to raise additional funds by way of a private or public offering to alleviate working capital pressure. Additionally, management intends to negotiate extended credit periods with suppliers and to request prepayments or milestone payments from customers, if feasible.

While the Company believes in the viability of its strategy to generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The consolidated financial statements do not include any adjustments to the carrying amounts or classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Liquidity Risk

The Company is also exposed to liquidity risk, which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

Management monitors changes in price levels. Historically, inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with the U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses, useful lives of property and equipment, the impairment of long-lived assets, uncertain income tax positions, and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income (loss) during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows from HKD into US$ as of and for the year ended September 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7809 as of September 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2024 and 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, respectively.

Cash

Cash mainly represents cash on hand, cash in the bank and demand deposits placed with financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal or use. As of September 30, 2024, and 2025, the Company had HKD4,858,613 and HKD17,647,097 (US$2,268,002) in cash, respectively. The Company maintains all its bank accounts in Hong Kong.

Accounts receivable and allowance for expected credit losses

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts overdue by 60 to 180 days.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts decreased from HKD18,154,619 as of September 30, 2024 to HKD4,386,979 as of September 30, 2025, primarily due to significant collections received from major long outstanding customers  as the Company had subsequently collected 100% and 54% of the outstanding balance for overdue as of September 30, 2024 and 2025, respectively.

Accounts receivable that are factored out to banks with recourse to the Company are not derecognized until the recourse period expires and the risks and rewards of the receivables have been fully transferred. The corresponding cash received from the banks is recorded as a short-term loan. Any fee incurred to effect factoring is net-off against short-term loan and taken to the income statement over the period of factoring using the effective interest method.

The Company from time to time may factor accounts receivable due from certain high credit quality customers to factoring house, on a recourse basis, in exchange for a loan equal to approximately 90% of the face value of the accounts receivable in exchange for immediate cash proceeds for use in operations.

Factoring liability

On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivable of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells accounts receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obligated to bear the default risk of the transferred accounts receivable but is liable for the losses incurred in any business dispute.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans. See Note 14 for disclosure of short-term loan.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivable and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of September 30, 2024 and 2025, the Company had a balance of factoring arrangement against HKD22,675,250 and HKD21,920,779 (US$2,817,255) of accounts receivable, respectively.

As at September 30, 2024
Purchase of Accounts Receivable	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,675,250	128,813,127	129,035,806	7.3% to 8.0%

As at September 30, 2025
Purchase of Accounts Receivable	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	21,920,779	162,137,560	162,979,041	6.7% to 7.3%

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Prepayments

Prepayments mainly consist of prepayments to manufacturers. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2024 and 2025, no allowance was deemed necessary.

Deposits

Deposits paid by the company represent amounts paid in advance for utility, rental or other contractual obligations. These amounts are refundable and bear no interest. As of September 30, 2024 and 2025, no allowance was deemed necessary.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	5 years
Office furniture and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows and the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in short-term loan in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorized for issue. Other borrowings due to be settled more than twelve months after the balance sheet date are included in long-term loan in the balance sheet.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation, and a portion is recognized as interest expenses.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease obligation represents the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Contract Liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of September 30, 2024 and 2025.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other goods. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of September 30, 2024 and 2025, the contract liabilities of the Company amounted to HKD1,226,534 and HKD2,035,781 (US$261,638), respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods.

Under ASC 606, revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods.

The Company currently generates revenue from the trading of products including sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games, and other products. These products are sold through the Company’s sourcing and trading operations to retailers, distributors, and wholesalers across regions. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 60 days and factoring loan of accounts receivable are within 180 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Merchandise costs of sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games, and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of bad debts, entertainment & commission, and general administrative expenses such as employee costs, rental expenses, management fee, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) provides that an employee employed under a continuous employment contract for a period of one month or more immediately preceding a sickness day is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also provides that an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from seven days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their relevant employees in Mandatory Provident Fund Schemes. Relevant employees are employees aged 18 to 64 and have been employed in any industry for a continuous period of 60 days or more and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,100 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Government grants

Government grants which are amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 the year ended September 30, 2023. No government grants for the years ended September 30, 2024 and 2025.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Company and the Company’s subsidiary in Hong Kong, JM Manufacturing to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

JM Manufacturing is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Penalties and interest related to underpayment of income tax are classified as income tax expense in the period incurred. The Company incurred a tax penalty related to the underpayment of income taxes for the prior years 2018, 2019, 2020, 2021, and 2022. A penalty related to income taxes was incurred, amounting to HKD728,000, HKD956,792 and nil for the years ended September 30, 2023, 2024 and 2025, respectively. The penalties related to income taxes were wholly settled on September 29, 2023 and April 22, 2024, respectively.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 2024 and 2025, there were no dilutive shares.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the sales customers. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these sales customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific sales customers and other information.

Concentration of customers

As of September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one of which is a distributor that represents and sells brands of manufactured products from the Hong Kong to abroad, accounted for 50% and 40% of the Company’s total accounts receivable, respectively. As of September 30, 2025, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one of which is a distributor that represents and sells brands of manufactured products from the Hong Kong to abroad, accounted for 30% and 59% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2023, one major customer, which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad, accounted for 83% of the Company’s total revenues.

For the year ended September 30, 2024, two major customers, one of which is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one of which is a distributor that represents and sells brands of manufactured products from the Hong Kong to abroad, accounted for 69% and 24% of the Company’s total revenues respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

For the year ended September 30, 2025, two major customers, one is a distributor represent and sell brands of well-known manufactured goods from the US and abroad, and other one is a distributor represent and sell brands of manufactured goods from Hong Kong to abroad, accounted for 66% and 24% of the Company’s total revenues respectively.

Concentration of manufacturers

As of September 30, 2024, one manufacturer accounted for 16.7% of the total balance of accounts payables. As of September 30, 2025, two manufacturers accounted for 38.8% and 11.9% of the total balance of accounts payables, respectively.

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of our total purchases, respectively.

For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of the Company’s total purchases, respectively.

For the year ended September 30, 2025, two manufacturers accounted for 20.8% and 15.1% of the Company’s total purchases, respectively.

Segment reporting

The Company determined its operating segment on the same basis that it uses to evaluate its performance internally. The Company has one business activity: trading of products such as sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games and other products and operates as one operating segment. The Company’s chief operating decision-maker (“CODM”), its Chief Executive Officer, reviews its consolidated operating results for the purpose of allocating resources and evaluating financial performance. Refer to “Note 19 — Segment Reporting” and “Note 4 — Revenue” for the Company’s segment reporting and entity-wide disclosures, respectively

Deferred initial public offering (“IPO”) cost

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. During the years ended September 30, 2024 and 2025, the Company recorded a charge of HKD465,001 and HKD2,375,092 related to the IPO. As of September 30, 2024 and 2025, the Company had capitalized deferred IPO costs of HKD465,001 and HKD2,840,093 (US$365,008), respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

U.S. Tariff and Global Trade Impact

U.S. tariff policies, including measures previously implemented under the Trump administration, have increased the cost of imported goods sold to U.S. customers. Such tariffs may reduce the price competitiveness of non-U.S. suppliers, alter purchasing behavior among U.S. customers, and place downward pressure on exporters’ margins when increased costs cannot be fully passed through. In addition, tariff measures may disrupt global supply chains, increase compliance and logistics costs, and introduce uncertainty into cross-border trade relationships.

While the Company did not experience a material impact from newly imposed U.S. tariffs during the year ended September 30, 2025, future changes in U.S. trade policy, including the imposition or reintroduction of tariffs, could adversely affect market conditions, demand from U.S. customers, and, in turn, the Company’s results of operations and liquidity.

Recently Adopted or Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2023, the FASB issued ASU 2024-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2024-06 to have a material impact on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”, which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

In May 2025, the FASB issued Update 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments require that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In July 2025, the FASB issued Update 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2025, the FASB issued Update 2025-08, Financial Instruments—Credit Losses (Topic 326) Purchased Loans, which expand the population of acquired financial assets subject to the gross-up approach in Topic 326. All non-purchased financial assets with credit deterioration (PCD) loans that are acquired in a business combination are deemed seasoned. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 4 — Revenue

Effective October 1, 2021, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after October 1, 2021 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There was no cumulative effect adjustments made to the contracts in place prior to October 1, 2021. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenue is recognized when control of promised goods is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Revenue (cont.)

The following table presents the Company’s revenue disaggregated by product categories for the years ended September 30, 2023, 2024 and 2025, respectively:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Sales of products
Clothing, shoes and accessories	2,432,141	57,038,708	68,597,847	8,816,184
Home and tools	2,968,120	13,853,892	15,120,776	1,943,320
Personal care	2,193,144	11,130,763	16,657,041	2,140,760
School, office and art supplies	5,912,160	6,678,500	6,278,577	806,922
Seasonal décor and party supplies	37,465,982	44,845,862	43,630,058	5,607,328
Sports and outdoors	29,332,638	54,740,198	83,702,975	10,757,493
Toys and games	38,384,591	32,950,120	34,708,187	4,460,690
Pet products	—	—	692,093	88,948
Others	409,200	—	—	—
Total	119,097,976	221,238,043	269,387,554	34,621,645

Note 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Accounts receivable	73,218,601	77,505,716	9,961,022
Less: allowance for expected credit losses	(18,154,619)	(4,386,979)	(563,814)
Accounts receivable, net	55,063,982	73,118,737	9,397,208

Movements of allowance for expected credit losses are as follows:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Allowance for expected credit losses, beginning balance	(17,515,679)	(18,154,619)	(2,333,229)
Addition	(638,940)	(4,125,159)	(530,165)
Reversal	—	17,892,799	2,299,580
Allowance for expected credit losses, ending balance	(18,154,619)	(4,386,979)	(563,814)

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit losses, based on the due date is as follows:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Not past due	45,564,078	71,435,576	9,180,890
Up to 60 days	9,499,904	1,605,445	206,330
61 to 120 days	—	77,716	9,988
121 to 180 days	—	—	—
Over 180 days	—	—	—
Total accounts receivable, net	55,063,982	73,118,737	9,397,208

As of the report date, the Company had subsequently collected 100% and 54% of the outstanding balance for overdue as of September 30, 2024 and 2025, respectively. Management assessed all past due balances were still recoverable given the ongoing business relationship with the client and the time of recovery is expected to be less than 180 operating days.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Prepayment, current	11,006,599	20,109,711	2,584,497
	11,006,599	20,109,711	2,584,497

The prepayment is mainly related to the trade deposit paid, which amounted to HKD11,006,599 and HKD20,109,711 (US$2,584,497) as of September 30, 2024 and 2025, respectively. The trade deposit is an advance payment made by the Company to the manufacturers for goods and advance expense to service providers that will be received in the future. This payment serves as a security or partial payment for the upcoming delivery.

Note 7 — DEPOSITS

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Deposit, non-current	516,303	671,353	86,282
	516,303	671,353	86,282

The deposit primarily consists of the rental deposit for its office premises that have been incurred by the Company during the reporting year as of September 30, 2024 and 2025.

Note 8 — OTHER ASSETS

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Other receivables	16,653	380,698	48,927
Total other current assets	16,653	380,698	48,927

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Office equipment	71,522	71,522	9,192
Office furniture and fixtures	135,825	135,825	17,456
Motor vehicles	549,900	549,900	70,673
Leasehold improvement	87,600	87,600	11,258
Subtotal	844,847	844,847	108,579
Less: accumulated depreciation	(730,288)	(755,160)	(97,052)
Property and equipment, net	114,559	89,687	11,527

Depreciation expenses recognized for the years ended September 30, 2023, 2024 and 2025 amounted to HKD136,290, HKD61,128 and HKD24,872 (US$3,197), respectively.

No impairment loss had been recognized during the years ended September 30, 2023, 2024 and 2025, respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — ACCRUED EXPENSES

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Accrued expenses	2,487,951	2,094,325	269,162
	2,487,951	2,094,325	269,162

The accrued expenses primarily consist of the employee costs, professional fees and audit fees that have been incurred by the Company during the reporting year but have not yet been paid as of September 30, 2024 and 2025.

Note 11 — COMMISSION PAYABLE

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Commission payable	110,633	343,111	44,097
	110,633	343,111	44,097

The commission payable represents amounts owed to sales representatives, agents, or other parties as compensation for services rendered in connection with sales transactions.

Note 12 — OTHER PAYABLE

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Other payable	823,580	—	—
	823,580	—	—

Other payable are primarily related to disputed payables to manufacturers, renovation costs, payroll expense payable, and tax penalties.

Note 13 — CONTRACT LIABILITIES

Movement in contract liabilities consistent of the following:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
At the beginning of the year	3,717,929	1,226,534	157,634
Receipt from the customer	10,809	939,960	120,803
Revenue recognized during the year	(2,502,204)	(130,713)	(16,799)
At the end of the year	1,226,534	2,035,781	261,638

Note 14 — LOANS

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Total bank loans	50,581,747	42,710,894	5,489,197
Less: current portion of bank loans	(42,798,782)	(36,877,694)	(4,739,515)
Bank loans – non-current, net	7,782,965	5,833,200	749,682

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — LOANS (cont.)

Outstanding balances of loans consist of the following:

As of September 30, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	HKD
Standard Chartered Bank	22,675,250	N. A	7.3% – 8.0%	(a)
Bank of China	290,574	October 08, 2025	7.05%	N. A
Standard Chartered Bank	1,565,125	October 07, 2025	5.13% – 5.38%	N. A
Standard Chartered Bank	3,131,776	October 23, 2025	5.13% – 5.38%	N. A
Standard Chartered Bank	1,566,229	October 28, 2025	5.13% – 5.38%	N. A
Standard Chartered Bank	3,000,000	October 23, 2025	3.63% – 3.88%	N. A
Standard Chartered Bank	3,000,000	October 30, 2025	3.63% – 3.88%	N. A
Standard Chartered Bank	1,562,500	December 15, 2025	3.13% – 3.63%	N. A
Standard Chartered Bank	5,096,677	October 31, 2031	1.81% – 7.27%	N. A
Standard Chartered Bank	3,693,616	April 20, 2029	3.13% – 3.63%	N. A
Bank of China	1,000,000	October 14, 2025	5.97% – 6.85%	N. A
Bank of China	2,000,000	October 07, 2025	6.14% – 6.80%	N. A
Bank of China	1,000,000	October 07, 2025	6.14% – 6.80%	N. A
Bank of China	1,000,000	October 02, 2025	6.19% – 6.69%	N. A
Total bank loans	50,581,747
Less: current portion of bank loans	(42,798,782)
Bank loans – non-current	7,782,965

As of September 30, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	HKD
Standard Chartered Bank	21,920,779	N. A	6.7% – 7.3%	(a)
Standard Chartered Bank	4,152,339	December 15, 2025	7.35% – 7.71%	N. A
Standard Chartered Bank	1,000,000	November 28, 2025	3.00% – 3.25%	N. A
Standard Chartered Bank	3,000,000	December 29, 2025	3.00% – 3.25%	N. A
Standard Chartered Bank	312,500	December 15, 2025	2.75% – 3.63%	N. A
Standard Chartered Bank	4,393,687	October 31, 2031	2.35% – 6.34%	N. A
Standard Chartered Bank	2,931,589	April 20, 2029	3.00% – 3.63%	N. A
Bank of China	1,000,000	November 13, 2025	2.85% – 5.69%	N. A
Bank of China	2,000,000	December 08, 2025	2.89% – 5.84%	N. A
Bank of China	1,000,000	December 22, 2025	3.19% – 5.86%	N. A
Bank of China	1,000,000	December 04, 2025	3.19% – 5.84%	N. A
Total bank loans	42,710,894
Less: current portion of bank loans	(36,877,694)
Bank loans – non-current	5,833,200
Total bank loans (US$)	5,489,197

(a)	On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivable of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells accounts receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obliged to bear the default risk of the transferred accounts receivable but is liable for the losses incurred in any business dispute.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

JM Manufacturing is incorporated in Hong Kong and is subject to the two-tiered profits tax system applies to tax years commencing on or after 1 April 2018. Companies can choose to adopt a two-tiered profits tax system, which is 8.25% on assessable profits up to HKD2,000,000; and 16.5% on any part of assessable profits over HKD2,000,000. Under Hong Kong tax law, JM Manufacturing is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taxation in the statement of income represents:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	—	1,560,959	1,568,638	201,601
Deferred	—	—	—	—
	—	1,560,959	1,568,638	201,601

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
(Loss) income before tax	(26,282,350)	8,589,401	20,223,401	2,599,108
Income tax expense computed at statutory rate	(4,171,588)	1,252,251	3,171,861	407,647
Reconciling items:
Non-deductible items in Hong Kong	(8,769)	311,708	873,594	112,275
Non-taxable items in Hong Kong	—	—	(2,953,907)	(379,636)
Effect of income tax in jurisdiction other than Hong Kong	—	—	478,590	61,508
Tax credit	—	(3,000)	(1,500)	(193)
Changes in valuations allowance	4,180,357	—	—	—
Effective income tax expenses	—	1,560,959	1,568,638	201,601

The reconciliation of tax computed by applying the statutory income tax rate of 16.5% for the years ended September 30, 2023, 2024 and 2025 applicable to the Hong Kong profit tax were as follows:

	For the years ended September 30,
	2023	2024	2025
Statutory income tax rate	16.50%	16.50%	16.50%
Non-deductible items in Hong Kong	0.03%	3.63%	4.32%
Non-taxable income in Hong Kong	—	—	(14.61)%
Effect of preferential tax rates and tax reliefs	(0.63)%	(1.96)%	1.52%
Changes in valuation allowance	(15.90)%	—	—
Effective income tax rates	—	18.17%	7.73%

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — TAXES (cont.)

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Company did not have any unrecognized tax benefits. For the years ended September 30, 2023, 2024 and 2025, the Company had no unrecognized tax benefits.

Note 16 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship with the Company
Mr. Ting Chun Kwok Stanley (“Mr. Ting”)	Controlling shareholder, Chief Executive Officer and Chairman of the Company and Executive Director of JM Manufacturing (HK) Limited, and Director of JM Group Limited

a.	Amount due from a related party

		As of September 30,
Name of related party	Nature of transactions	2024	2025	2025
		HKD	HKD	US$
Mr. Ting	The receivable represented payments made on behalf of the director and shareholder by JM Manufacturing (HK) Limited. The amount was wholly settled in cash subsequently on April 3, 2025.	7,049,425	—	—
	Total	7,049,425	—	—

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party balances and transactions (cont.)

b.	Accounts amount due to related party

Due to a related party consisted of the following:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Name of related party
Mr. Ting(1)	(6,006)	(6,006)	(772)
Total	(6,006)	(6,006)	(772)

(1)	During the fiscal year ended of September 30, 2025, the Company has subsequently repaid the amount of HKD6,006 (US$772) to Mr. Ting, a controlling shareholder and the CEO of the Company in January 2026.

Note 17 — EQUITY

Ordinary shares

The Company was incorporated in the British Virgin Islands on May 27, 2024, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On May 27, 2024, to facilitate the initial public offering and as part of the step of the Company’s reorganization process, 1,000 ordinary shares of the Company were issued to the participating shareholders on a pro rata basis in connection with the restructuring of the Company at par value of US$1.00.

On September 24, 2024, the shareholders of the Company contributed a total of 11,690,000HKD in proportion to its wholly-owned Hong Kong subsidiary, JM Manufacturing (HK) Limited, to increase the subsidiary’s share capital from 10,000HKD to 11,700,000HKD without insurance of additional ordinary shares by the subsidiary.

On July 24, 2025, the Company effected a share split of all issued and outstanding shares of 1,000 shares at a ratio of 1-to-16,000. As a result of the share split, the Company now has 16,000,000 ordinary shares issued and outstanding, par value of US$0.0000625 per share as of the date hereof. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to a share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 16,000 for 1 share.

All shares rank equally with regard to the Predecessor’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Predecessor.

Dividend

The Company has accounted for advance to certain shareholder as a reduction of capital in the form of dividends.

During the year ended September 30, 2023, the Company declared and paid HKD9,000,000 to its shareholders on October 31, 2022. The dividend per share was HKD900.

During the year ended September 30, 2024 and 2025, the Company didn’t declare and paid any dividend to its shareholders.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES

Operating lease

The Company entered into various non-cancellable operating lease agreements for certain leasehold properties. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms may include one or more options to extend the lease terms, for periods from one to three years, when it is reasonably certain that the Company will exercise that option.

As of September 30, 2025, the options to extend the leases were recognized as ROU assets — operating leases and operating lease obligation on the consolidated balance sheets. The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception.

The following table shows amounts recognized in the consolidated balance sheet:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Operating right-of-use assets	684,418	910,917	117,071

Operating lease obligation
Current	684,418	910,917	117,071
	684,418	910,917	117,071

The following table shows the remaining contractual maturities of the Company’s operating lease obligation as of September 30, 2025:

Twelve months ending September 30,	HKD	US$
2026	923,000	118,624
2027	—	—
2028	—	—
2029	—	—
2030	—	—
Thereafter	—	—
Total future lease payment	923,000	118,624
Less: imputed interest	(12,083)	(1,553)
Present value of operating lease obligation	910,917	117,071
Operating lease obligation, current portion	910,917	117,071
Operating lease obligation, net of current portion	—	—

The following summarizes other supplemental information about the Company’s operating lease as of September 30, 2025:

Weighted average discount rate (per annum)	3.66%
Weighted average remaining lease term (years)	0.76 years

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES (cont.)

Finance lease

The Company has entered into various non-cancellable finance lease agreements for certain Company’s vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Finance leases are included in property and equipment and current and non-current finance lease obligations on the consolidated balance sheets.

The following table shows amounts recognized in the consolidated balance sheet:

	As of September 30,
	2024	2025	2025
	HKD	HKD	US$
Finance lease obligation
Current	80,997	27,622	3,550
Non-current	27,622	—	—
	108,619	27,622	3,550

The following table shows the remaining contractual maturities of the Company’s finance lease obligation as of September 30, 2025:

Twelve months ending September 30,	HKD	US$
2026	27,828	3,576
2027	—	—
2028	—	—
2029	—	—
2030	—	—
Thereafter	—	—
Total future lease payment	27,828	3,576
Less: imputed interest	(206)	(26)
Present value of finance lease obligation	27,622	3,550
Finance lease obligation, current portion	27,622	3,550
Finance lease obligation, net of current portion	—	—

The following summarizes other supplemental information about the Company’s finance lease as of September 30, 2025:

Weighted average discount rate (per annum)	4.03%
Weighted average remaining lease term (years)	0.33 year

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — SEGMENT REPORTING

The Company derives revenue by trading of products such as sports and outdoors, clothing, shoes and accessories, seasonal décor and party supplies, toys and games and other products through distribution network to across regions. The Company operates as one operating and reportable segment and its sole business activity consists of the trading of products. The Company engages in sourcing and trading of products to retailers, distributors and wholesalers across the regions that the Company operates in and manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in “Note 3 — Summary of Significant Accounting Policies and Practices”. The Company’s CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income (loss) to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant segment expenses include merchandise costs, selling, general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include interest and other income (expense), net, and provision for income taxes. The Company’s entity-wide disclosures, including the breakout of revenue between products are included in “Note 4 — Revenue”.

Note 20 — SUBSEQUENT EVENTS

On December 11, 2025, the Company completed its initial public offering (“IPO”) of 3,750,000 ordinary shares, par value US$0.0000625 per share, at a public offering price of US$4.00 per share. The IPO was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-289556), which was declared effective by the U.S. Securities and Exchange Commission on December 9, 2025. The Company granted the underwriters a 45-day option to purchase up to an additional 562,500 ordinary shares to cover over-allotments, if any. The Company’s ordinary shares were approved for listing on the NYSE American and commenced trading under the symbol “JMG” on December 10, 2025.

On December 17, 2025, upon the underwriters’ exercise of the Over-Allotment Option, the Company sold 562,500 ordinary shares at a price of US$4.00 per share accordingly. As a result, the Company has raised total net proceeds of approximately US$15.1 million in the IPO, including the exercise of the Over-Allotment Option, after deducting underwriting discounts and offering expenses.

On January 14, 2026, the Securities and Exchange Commission (the “SEC”) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934, of trading in the Company’s securities for a period of ten business days. Following the SEC’s announcement, the New York Stock Exchange (the “NYSE”) imposed a trading halt on the Company’s securities. The Company has received investigation-related inquiries from the SEC and the NYSE and is currently cooperating and responding to such inquiries.

As of the date hereof, although the SEC’s temporary trading suspension has expired, trading of the Company’s securities remains subject to the trading halt imposed by the NYSE. At this time, the Company is unable to predict the outcome of the inquiries or any actions that the SEC or the NYSE may take in connection therewith.

The Company evaluated all events and transactions that from September 30, 2025, February 10, 2026, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements, other than disclosed above.